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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             Pure Resources, Inc.
                           (Name of Subject Company)

                             Pure Resources, Inc.
                     (Name of Person(s) Filing Statement)

                         Common Stock, Par Value $0.01
                        (Title of Class of Securities)

                                  74622E 10 2
                     (CUSIP Number of Class of Securities)

                               Jack D. Hightower
         Chief Executive Officer, President and Chairman of the Board
                             Pure Resources, Inc.
                               500 West Illinois
                             Midland, Texas 79701
                                (905) 498-8600
           (Name, Address and Telephone Number of Persons Authorized
    to Receive Notices and Communications on Behalf of the Person(s) Filing
                                  Statement)

                                   Copy To:

                  Joshua Davidson            Joe Dannenmaier
                Baker Botts L.L.P.      Thompson & Knight L.L.P.
               910 Louisiana Street       1700 Pacific Avenue,
                                               Suite 3300
               Houston, Texas 77002        Dallas, Texas 75201
                  (713) 229-1234             (214) 969-1700

[_]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                               TABLE OF CONTENTS

                                                                      Page
                                                                      ----
     ITEM 1. SUBJECT COMPANY INFORMATION.............................   1

     ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON................   1

     ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS   2

     ITEM 4. THE SOLICITATION OR RECOMMENDATION......................  14

     ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.  29

     ITEM 6. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY..........  30

     ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS......  30

     ITEM 8. ADDITIONAL INFORMATION..................................  30

     ITEM 9. EXHIBITS................................................  33

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ITEM 1.  SUBJECT COMPANY INFORMATION.

   The name of the subject company is Pure Resources, Inc., a Delaware corporation ("Pure"). The principal executive offices of Pure are located at 500 West Illinois, Midland, Texas 79701. The telephone number of Pure's principal executive office is (915) 498-8600. Pure's website is www.pureresources.com.

   The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is Pure common stock, par value $0.01 per share. As of September 4, 2002, there were 50,553,786 shares of common stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

   Pure, the subject company, is the person filing this Statement. Its business address, telephone number and website are set forth above under Item 1. The information in this Statement can be found on Pure's website. The information on Pure's website does not constitute part of this Statement.

   This Statement relates to the exchange offer by Union Oil Company of California, a California corporation ("Union Oil") and wholly owned subsidiary of Unocal Corporation, a Delaware corporation ("Unocal"), pursuant to which each outstanding share of common stock of Pure may be exchanged for 0.6527 of a share of Unocal common stock (including the associated preferred stock purchase rights). The exchange offer is disclosed in a Tender Offer Statement on Schedule TO filed by Unocal with the Securities and Exchange Commission (the "SEC") on September 4, 2002 and as amended on September 6, 2002 (the "Schedule TO"). The exchange offer is on the terms and subject to the conditions set forth in an offer to exchange prospectus dated September 4, 2002 (the "Prospectus") contained in the Registration Statement on Form S-4 filed by Unocal with the SEC on September 4, 2002 (as amended on September 5, 2002, the "Registration Statement") and the related letter of transmittal and other transmittal documents filed as exhibits to the Registration Statement and mailed to the holders of shares of Pure common stock (the "Transmittal Documents").

   The exchange offer is subject to numerous conditions, including the following:

  . the valid tender of a sufficient number of shares of Pure common stock such that, after the exchange offer is completed, Unocal will own at least 90% of the outstanding shares of Pure common stock;

  . the valid tender of at least a majority of the outstanding shares of Pure common stock, excluding shares owned by Union Oil and its affiliates;

  . the Registration Statement having been declared effective by the SEC and not subject to any stop order or proceeding seeking a stop order; and

  . the shares of Unocal common stock to be issued in the exchange offer and short-form merger (discussed below) having been approved for listing on the New York Stock Exchange.

   As set forth in the Prospectus, Unocal may waive the condition concerning the minimum number of shares of Pure common stock tendered in the offer, but will not waive the registration effectiveness condition, the listing condition or the tender of a majority of non-Unocal stockholder condition.

   In addition, as set forth in the Prospectus, Unocal may extend the expiration of the exchange offer or terminate it in the event certain legal actions are threatened, instituted or pending, a material change in the businesses of Pure, Union Oil or Unocal are threatened or occur, certain world and/or financial disasters occur, or certain other events occur and are continuing and in Unocal's good faith judgment, it would be inadvisable for Unocal to proceed with the exchange offer.

   If the exchange offer results in Union Oil or its affiliates owning 90% or more of the outstanding shares of Pure common stock, Unocal has stated that it intends to effect a short-form merger of Pure with a subsidiary of Unocal in accordance with the applicable provisions of the Delaware General Corporation Law without approval of Pure's board of directors or stockholders. Pursuant to the merger, except for shares held by stockholders who have exercised appraisal rights, each issued and outstanding share of Pure common stock will be converted into the same consideration paid by Unocal in the exchange offer.

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   The principal executive offices of Unocal are located at 2141 Rosecrans
Avenue, Suite 4000, El Segundo, California 90245.

   With respect to all information described herein as contained in the Prospectus and the Transmittal Documents, including information concerning Unocal, Union Oil or their affiliates, officers or directors or actions or events with respect to any of them, Pure takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   Except as described in this Statement (including the exhibits and any information incorporated into it by reference), to Pure's knowledge, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Pure or its affiliates and (i) any of its executive officers, directors or affiliates or (ii) Union Oil or any of its executive officers, directors or affiliates.

Certain Arrangements and Conflicts of Interest Between Pure and its Directors, Executive Officers, and Affiliates

   Pure's directors, executive officers and affiliates have entered into the various agreements discussed below.

  Employment Agreement with Jack D. Hightower

   Pure entered into an employment agreement, dated December 13, 1999, as amended, with Jack D. Hightower (Pure's Chief Executive Officer, President and Chairman of the Board of Directors) with a term of three years and a rollover provision so that the term at all times is no less than two years. Mr. Hightower currently receives an annual salary of $600,000 plus business expenses and other specified benefits. Mr. Hightower also receives an annual bonus that is at least $240,000, with the exact amount to be determined by the Compensation Committee of Pure's board of directors. Mr. Hightower received a bonus of $750,000 in 2001. The employment agreement also provides for the purchase by Pure of life and disability insurance for Mr. Hightower.

   Pure's employment agreement with Mr. Hightower also includes provisions regarding severance and retention that provide that if he is terminated, other than for cause, or resigns as Chief Executive Officer of Pure for good reason, Mr. Hightower's outstanding options and other rights will vest, he will receive three times the total of his annual salary plus his average annual bonus for the last three years, but not less than $240,000, with a gross-up payment to offset fully the effect of any federal excise tax imposed on the severance payment, and Pure will take action to prevent automatic termination of his options as a result of the termination. In the event Mr. Hightower resigns his employment with Pure other than for good reason, his non-vested options will expire without vesting and he will be entitled to a severance benefit equal to his total annual salary plus an amount, but not less than $240,000, equal to the average of the prior three years' bonuses, with a gross-up payment to offset fully the effect of any federal excise tax imposed on the severance payment.

   A termination for good reason under Mr. Hightower's employment agreement means:

  . Pure's failure to comply with any material provision of the employment agreement which has not been cured within 60 working days after notice of the noncompliance has been given by him to Pure;

  . a material change in the nature or scope of his duties from those engaged in by him immediately prior to the date of the employment agreement;

  . a reduction in his annual base salary from that provided to him in the employment agreement;

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  .   a material diminution in his eligibility to participate in or in the benefits provided him under any bonus, stock option or other incentive compensation plans or employee welfare and pension benefit plans, such as medical, dental, life insurance, retirement and long-term disability plans, from that provided him on the date of the employment agreement;

  . any required relocation outside of Texas, including any required business travel in excess of the greater of 90 days per year or the level of business travel of the employee for the year prior to the date of the employment agreement;

  . failure by him and Pure, or its successor, to reach an agreement on or prior to a change of control of Unocal or Pure as to the terms of his employment following the change of control, which terms are acceptable to him in his sole discretion; or

  . acquisition by Union Oil and its affiliates of the beneficial ownership of 85% or more of Pure's common stock or voting securities.

   If the exchange offer is completed and Mr. Hightower exercises his right to resign for good reason, the approximate amount of the cash severance payment payable to Mr. Hightower would be $3,645,000 before any gross-up payment to offset fully the effect of any federal excise tax imposed on the severance payment.

  Officer Severance Agreements

   George G. Staley, William K. White, Gary M. Dupriest, Dan P. Colwell and certain other officers have entered into severance agreements with Pure. The agreements provide that upon the occurrence of a termination event for severance benefits, each officer is entitled to severance benefits including the following:

  . cash payment equal to one to two times (depending on officer) of the sum of (a) the annual base salary and (b) the greater of the bonus from the preceding year or the average of the bonus from the three previous years, with a gross-up payment to offset fully the effect of any federal excise tax imposed on the severance payment.

  . immediate vesting of all restricted stock, options and other rights granted to the officer; and

  . action by Pure to prevent automatic termination of the officer's stock options as a result of termination.

   A termination event, as defined in the applicable agreements, for purposes of the severance benefits is any one of the following:

  . termination of employment of the officer by Pure for any reason other than cause;

  . voluntary termination of employment by the officer for good reason, with good reason including: (i) a material change in the nature and scope of the officer's duties and responsibilities from those at the date of the agreement, (ii) a reduction in the officer's status with Pure below his current position, (iii) a reduction of the officer's base salary below the base salary immediately prior to the date of the agreement, except for proportionate, officer-wide reductions, (iv) a material diminution in the officer's eligibility to participate in the benefit and incentive plans of Pure provided to the officer immediately prior to the date of the agreement, or (v) a relocation of the officer outside the state of Texas or required travel in excess of the greater of (a) 90 days per year or (b) the level of travel of the officer in the year immediately prior to the date of the agreement;

  . failure by the officers and Pure or its successor to reach an agreement on or prior to a change of control of Unocal or Pure as to terms of employment following the change of control, which terms are acceptable in the sole discretion of the officer; or

  . acquisition by Union Oil and its affiliates of beneficial ownership of 85% or more of Pure's voting securities.

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   If the exchange offer is completed and if each of the named executive officers other than Mr. Hightower choose to exercise their right to terminate for good reason, the approximate amount of the cash severance payment payable to the named executive officers would be approximately $996,000 to Mr. Staley, $397,000 to Mr. White, $307,000 to Mr. Dupriest and $306,000 to Mr. Colwell before any gross-up payment to offset fully the effect of any federal excise tax imposed on the severance payment. The aggregate amounts payable to the officers other than the named executive officers would be approximately $1,481,000 before any gross-up payment to offset fully the effect of any federal excise tax imposed on the severance payment.

  Put Rights

   Messrs. Hightower, Staley, White, Dupriest, Colwell and certain other officers of Pure have provisions in their employment/severance agreements that require Pure, in the case of a "put event", to purchase, at a price equal to the net asset value per share, the shares of Pure common stock:

  . received by the officer in the combination with Titan in exchange for shares of Titan common stock held by the officer on December 1, 1999 (of which there were 2,796,107 Pure shares held subject to the put right at September 16, 2002); and

  . acquired by the officer pursuant to exercise of stock options currently held or granted in the future (at September 16, 2002, 4,100,584 stock options are subject to the put right).

   At September 16, 2002, Pure, based on its historical method of calculating its liability for this put obligation, estimates it would record $120.0 million as common stock subject to repurchase, which is based on a net asset value per share of $24.95. Due to interpretational factors and circumstances that could exist at the time of the exercise of the put right, Pure estimates this put obligation would be not less than $120.0 million nor more than $132.2 million at September 16, 2002, which is based on the estimated net asset value per share not being less than $24.95 nor more than $26.72. The aforementioned interpretations and circumstances relate to whether the proceeds from the exercise of the stock options are applied to debt and to the number of shares to be considered or utilized as fully diluted shares. Additionally, the common stock subject to repurchase could differ due to (a) the imprecision associated with the engineering of oil and gas reserves and (b) the multiple valuations of the proved reserves that could be required under the put right, as discussed below.

   As to the shares of Pure common stock received by the officers in the combination with Titan, at September 16, 2002, with the net asset value per share of $24.95, Pure's obligation to purchase was approximately $69.8 million (at a net asset value per share of $26.72, Pure's obligation to purchase was approximately $74.7 million).

   As to the shares of Pure common stock that would be acquired by the officers pursuant to exercise of stock options, 4,096,282 shares may be purchased at exercise prices less than $24.95 and $26.72. Pure would receive proceeds of approximately $52.0 million if the 4,096,282 stock options were exercised and the cost to Pure of purchasing the 4,096,282 shares at the net asset value per share of $24.95 at September 16, 2002, was approximately $102.2 million (at the net asset value per share of $26.72, Pure's obligation to purchase was approximately $109.5 million). Accordingly, Pure's net obligation related to the stock options subject to the put right at September 16, 2002, at a net asset value per share of $24.95 was approximately $50.2 million (at a net asset value per share of $26.72, Pure's net obligation to purchase was approximately $57.5 million).

   The put right is exercisable by the officer upon the occurrence of a "put event" by providing written notice to Pure within 90 days after the date of the put event. The date of that exercise notice establishes the "put date" for purposes of making certain calculations to be utilized in the closing of the related purchase of shares, or "put closing." If the officer either does not exercise the put right in a situation other than in connection with a change of control of Pure or Unocal, or exercises the put right with respect to only a portion of the covered shares, the officer cannot later cause Pure to purchase additional shares after another put event. A put event means any one of the following:

  . termination of the officer's employment for any reason after May 25, 2003 (for example, as a result of voluntary resignation or termination for any reason, as defined in the applicable agreement);

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  .   termination of the officer's employment by Pure without cause, as discussed above with respect to the employment/severance agreements;

  .   a change of control, as defined in the applicable agreement, of Pure;

  .   a change of control, as defined in the applicable agreement, of Unocal;

  .   death or disability of the officer;

  . resignation of the officer for good reason, as defined in the applicable agreement and discussed above under "--Officer Severance Agreements" beginning on page 3; and

  . acquisition by Union Oil and its affiliates of beneficial ownership of 85% or more of Pure's voting securities.

   If the exchange offer is consummated pursuant to the conditions set forth in the exchange offer and Union Oil becomes the beneficial owner of 85% of Pure's voting securities, both a termination and put event will have occurred under certain officers' employment/severance agreements. As such, if the officers choose to terminate their employment with Pure pursuant to the terms of the employment/severance agreements, all unvested stock options will vest and such officers may exercise their put right with respect to their shares of Pure. Because the employment/severance agreements provide the officer the right to include in the amount of shares to be purchased by Pure any specified shares that are acquired pursuant to stock option exercises after the put event or put date but before the related put closing, Pure may receive cash from stock option exercises in connection with exercises of the put right. If Pure does not have enough cash, net of the amount received by Pure in related stock option exercises, to satisfy its obligations to purchase the shares covered by the put exercise, Pure would have to incur additional indebtedness. At September 16, 2002, the net amount of required cash, assuming all individuals subject to the put exercise their put right at the net asset value per share of $24.95, is estimated to be $120.0 million (at the net asset value per share of $26.72, the net amount of required cash is estimated to be approximately $132.2 million). At the end of the calendar quarters since the origination of the employment/severance agreements containing the put right, the amount of the common stock subject to repurchase, based on the historical method of calculation, has ranged from $69.2 million to $155.5 million, as calculated in accordance with the following paragraph. Accordingly, it could require substantial financial resources of Pure to fund the put right.

   The $120.0 million figure discussed above is based on the net asset value per share of $24.95 discussed above and has been calculated as (a) the amount required to purchase all covered shares of common stock (including shares underlying stock options) of all officers, less (b) the proceeds Pure would receive from the exercise by all officers of all of their in-the-money stock options (options whose exercise price is less than the net asset value per share).

   The net asset value per share is computed by dividing the net asset value, as defined below, by the number of fully diluted outstanding shares. The net asset value is computed as 110% of the pre-tax present value (discounted at 10%) of Pure's proved reserves, utilizing the average of the three-year NYMEX commodity strip price for the 120 days prior to the put date (adjusted for commodity hedges in place at the put date), less the funded debt of Pure at the put date. Funded debt was approximately $571.8 million at September 16, 2002. The calculated number of fully-diluted outstanding shares is the sum of (a) the total issued and outstanding common shares of Pure at the put date and (b) the total number of outstanding stock options (regardless of whether the options are in-the-money or out-of-the-money) or other securities convertible into common stock as of the put date (for both management and employees). The net asset value per share could differ due to the aforementioned interpretations and circumstances which relate to the treatment and application of the proceeds from the exercise of the stock options (i.e. whether the proceeds are utilized to reduce funded debt) and to the number of shares to be considered or utilized as fully diluted shares (i.e. whether to include the out-of-the-money stock options considered in fully diluted shares).

   For purposes of valuing the proved reserves, the board of directors of Pure, in its sole discretion, will determine the proved reserves. Messrs. Hightower and Staley have the right to request a second valuation at their

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expense by a third party independent engineering firm. If the second valuation is not acceptable to Pure, Pure must select another third party independent engineering firm to perform a final valuation and the cost of the final valuation will be shared equally by Pure and the officer. If the final valuation exceeds the second valuation, the second valuation must be used to determine the net asset value. If the initial valuation exceeds the final valuation, the initial valuation must be used to determine the net asset value. If the final valuation is between the initial valuation and the second valuation, an average of all three valuations must be used to determine the value of the proved reserves.

   At September 16, 2002, the net asset value per share was estimated to range from $24.95 to $26.72, and Pure's common stock price closed at $22.86 per share.

   The gross deferred compensation related to Pure's potential obligations to purchase the covered shares (including shares underlying stock options), which at September 16, 2002, based on the net asset value per share of $24.95, was approximately $56.1 million, is calculated as the sum of the following:

  . (a) the product of (x) the difference between the net asset value per share and Pure's common stock price (but only if the net asset value per share is higher), times (y) the total of the number of all officers' covered shares that were actually outstanding at September 16, 2002;

  . plus (b) the product of (x) the difference between the higher of the net asset value per share or Pure's common stock price and the exercise price of all officers' stock options with an exercise price that is less than the higher of net asset value per share or Pure's common stock price, times (y) the number of shares underlying these stock options.

   In 2001 and 2000, Pure recorded approximately $915,000 and $14.8 million, respectively, in compensation expense related to these compensation arrangements. The total deferred compensation periodically determined will be amortized as compensation expense over a three-year period for common stock held at May 26, 2000 (the date of the combination with Titan), and the vesting period of each of the applicable stock option agreements. For the period from January 1, 2002 to September 16, 2002, based on the $24.95 net asset value per share at September 16, 2002, the estimated net deferred compensation that would be recorded in the consolidated balance sheet of Pure would be approximately $15.2 million and is computed by reducing the gross deferred compensation of $56.1 million by the sum of the compensation expense actually recorded in 2001 and 2000 and the estimated amounts which would be recorded in 2002 (for the period from January 1, 2002 to September 16, 2002). For the period from January 1, 2002 to September 16, 2002, based on the $26.72 net asset value per share at September 16, 2002, the estimated net deferred compensation that would be recorded in the consolidated balance sheet of Pure was approximately $18.6 million and is computed by reducing the gross deferred compensation of $68.3 million by the sum of the compensation expense actually recorded in 2001 and 2000 and the estimated amounts which would be recorded in 2002 (for the period from January 1, 2002 to September 16, 2002). After May 26, 2003, any changes in gross deferred compensation, except for stock options not fully vested, for each quarterly determination period will be charged or credited to compensation expense in each quarterly determination period.

   This compensation arrangement is treated as a "variable plan" under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," and related interpretations including FASB Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25." As a result of this treatment, during the period from January 1, 2002 to September 16, 2002, additional paid-in capital is estimated to decrease by approximately $24.8 million.

   The net asset value per share of $26.72 differs from the calculation of the net asset value per share of $24.95 as follows:

  . In determining the net asset value per share of $26.72, the proceeds from the exercise of stock options that were in-the-money and held by the holders of the put right and that would be received by Pure were

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      reflected as a reduction to funded debt. At the $26.72 net asset value per share, the amount of proceeds Pure would receive from the exercise of the stock options would be approximately $52.0 million. The calculation of the $24.95 net asset value per share amount does not reduce funded debt for the proceeds from the exercise of any stock options. It is probable that exercise of the stock options could occur prior to the put date and accordingly be available for Pure to reduce funded debt; and

  . The net asset value of $26.72 per share is calculated using the total issued and outstanding common shares of Pure at the put date and 4,096,282, which is the total number of in-the-money stock options that would assumed to be exercised by the holders of the put right on the put date. The net asset value of $24.95 is calculated using the total issued and outstanding common shares of Pure at the put date and 5,895,463, which is the total number of all stock options (regardless of whether the options are in-the-money or out-of-the-money), for both the holders and non-holders of the put right.

   The net asset value per share of $26.72 would have the following potential affect on Pure's financial statements:

  . At September 16, 2002, the common stock subject to repurchase on Pure's consolidated balance sheet would be approximately $132.2 million, as compared to approximately $120.0 million at a net asset value per share of $24.95;

  . At September 16, 2002, the net deferred compensation on Pure's consolidated balance sheet would be approximately $18.6 million, as compared to approximately $15.2 million at the net asset value per share of $24.95. The difference in the net deferred compensation would result in Pure recognizing additional compensation expense of approximately $3.4 million over the remaining amortization period; and

  . For the period from January 1, 2002 to September 16, 2002, Pure estimates it would record approximately $34.0 million in compensation expense, as compared to approximately $25.2 million at a net asset value per share of $24.95.

  Indemnification

   The Pure certificate of incorporation contains customary indemnification rights for its officers and directors and provides that to the fullest extent permitted under the Delaware General Corporation Law, any director will not be personally liable to Pure or its stockholders for monetary damages for a breach of fiduciary duty as a director. The certificate of incorporation also provides that Pure will, to the fullest extent permitted under the Delaware General Corporation Law, indemnify its officers and directors against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director or officer of Pure.

   Pure has also entered into indemnification agreements with its officers and directors in addition to the rights provided in the certificate of incorporation. The indemnification agreements provide that Pure will advance expenses (including attorneys' fees) in addition to the rights listed above.

  Employee Stock Options

   According to the Prospectus, upon consummation of a merger of Pure into a subsidiary of Unocal, except as provided in the following sentence:

  . Unocal will be obligated to assume the stock option plans of Pure and the stock options granted thereunder;

  . each outstanding and unexercised option to purchase a share of Pure common stock issued under Pure's employee stock option plans will be converted into an option to purchase 0.6527 shares of Unocal common stock at an exercise price equal to the exercise price immediately prior to the merger divided by 0.6527; and

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  .   in other respects, including vesting schedules, each assumed option will have the same terms and conditions that were applicable to the Pure stock options.

   With respect to Pure's 1999 Incentive Plan, if a fundamental change (as defined in the 1999 Incentive Plan) occurs:

  . any portion of an outstanding and unexercised stock option that has not then vested will become vested immediately prior to such fundamental change; and

  . either (a) Unocal will assume such stock options or (b) Pure may provide the participants, in lieu of assumption of the options, with 30 days' notice prior to the fundamental change to enable them to exercise their options and upon consummation of the fundamental change, all options under the 1999 Incentive Plan will terminate without any additional consideration.

   Under the terms of the 1999 Incentive Plan, a fundamental change would occur if pursuant to the merger, individuals who were directors of Pure immediately prior to the merger cease to constitute at least 40% of the board of directors of Pure. Assuming that the Pure named executive officers exercise no options prior to consummation of the merger and the merger results in a fundamental change under the 1999 Incentive Plan, the total number of vested options that would be held by each of the Pure named executive officers would be approximately: 2,063,076 for Mr. Hightower, 332,672 for Mr. Staley, 314,397 for Mr. White, 245,711 for Mr. Dupriest and 217,798 for Mr. Colwell. The number of vested options that would be held by the covered employees and Mr. Hightower in the event that the merger results in a fundamental change under the 1999 Incentive Plan would be approximately 4,143,918 in the aggregate, based upon options outstanding as of September 4, 2002.

  Registration Rights Agreement

   Pure has also entered into a registration rights agreement with Mr. Hightower providing him with the right to require Pure on two separate occasions to register Pure shares held by him under applicable securities laws, provided that the shares to be registered have an estimated aggregate offering price to the public of at least $10,000,000, or $20,000,000 on the first occasion. The registration rights agreement also provides Mr. Hightower with piggyback registration rights that give him the right to include his shares of Pure common stock in registrations initiated by Pure or any other holder of Pure common stock.

   The registration rights agreement provides for customary indemnities by Pure in favor of persons including shares in a registration covered by the registration rights agreement, and by such persons in favor of Pure, with respect to information to be included in the relevant registration statement.

  Joint Development Agreements

   Mr. Hightower and Mr. Staley and their affiliates have a common ownership interest in oil and gas properties that are operated by Pure and, in accordance with a standard industry operating agreement, receive revenues from the sale of hydrocarbons from these properties and make payments to Pure for leasehold costs, drilling costs and lease operating and supervision charges. Messrs. Hightower and Staley owned these oil and gas properties prior to employment with Pure and its predecessor entities. These parties made payments to Pure of approximately $652,000 in 2001 and received revenue in connection with these oil and gas properties of approximately $106,000 in 2001.

   In 2000, Pure entered into a Joint Development Agreement ("JDA") to explore a designated prospect area with a group of industry partners, one of which was an officer and director of Pure, Mr. Staley. The properties associated with the JDA represent assets owned by Mr. Staley prior to his employment with Pure and its predecessor entities. Mr. Staley has a 10% interest in the JDA. The terms of the JDA are comparable to those in the industry and that would be reached in an arms-length transaction with a third party. Mr. Staley was not directly involved in the negotiations of the transaction. There was no cash initially paid to the partners as Pure is carrying the partners in the drilling of the first four wells in the JDA, subject to various provisions of the JDA. Pure owns a 60% interest in the JDA. In 2001, Pure spent approximately $115,000 to acquire additional acreage in the JDA and incurred approximately $12.7 million of expenditures in drilling of the carried wells under the JDA.

   In 2001, Pure entered into another Joint Development Agreement ("JDA II") to explore a designated prospect area with a group of industry partners, one of which is Mr. Staley. The properties associated with the JDA II represent assets owned by the industry partners and Mr. Staley prior to his employment with Pure and its predecessor entities. Mr. Staley has a 6.25% interest in the JDA II. The terms of the JDA II are comparable to those in the industry and that would be reached in an arms-length transaction with a third party. Mr. Staley was not directly involved in the negotiations of the transaction. Pure paid Mr. Staley approximately $13,500 for reimbursement of prospect costs. Pure is carrying these industry partners, excluding Mr. Staley, in the drilling of the first well in the JDA II, subject to various other provisions of the JDA II.

  Promissory Notes

   Prior to the combination with Titan, certain officers and employees of Titan entered into promissory notes with Titan for the purpose of receiving funds to exercise stock options and pay tax obligations related to the option exercises. The option agreements of these officers and employees provided for the use of the promissory notes to exercise the options. The promissory notes and related interest are recourse to the officers and employees. The promissory notes are primarily secured by Pure common stock. The interest rate on the promissory notes is currently 6.43%. The principal and interest on the promissory notes is due in full on November 11, 2004. The following table sets forth the directors and executive officers that were indebted to a subsidiary of Pure under such notes in an amount in excess of $60,000 as of August 31, 2002.

                                        Largest Aggregate
                                      Amount of Indebtedness
                                        Outstanding as of
                    Name                 August 31, 2002
                    ----              ----------------------
                    Jack D. Hightower       $4,741,295
                    George G. Staley.       $2,177,984
                    Dan P. Colwell...        $250,387
                    Rodney L. Woodard        $270,516

Certain Arrangements and Conflicts of Interest Among Pure and Union Oil and its Affiliates

   Pure was formed in May 2000 through the combination of Titan Exploration, Inc. ("Titan") and the Permian Basin Business Unit of Union Oil. In connection with this combination, Pure and Union Oil entered into the various agreements discussed below.

  Business Opportunities Agreement

   In order to minimize conflicts of interest, Union Oil and Pure entered into a business opportunities agreement, dated December 13, 1999, in which Pure agreed that without the consent of Union Oil, it will not conduct any business other than the oil and gas exploration, development and production business and will not pursue any new business opportunities that are outside of certain designated geographic areas that include Kansas, New Mexico, Oklahoma, portions of southern and southeastern Colorado, western Arkansas and onshore Texas, except for areas of east Texas.

   Pure also agreed in the business opportunities agreement that, as long as their actions do not conflict with specified standards of conduct (as discussed below), Union Oil, its affiliates, its board designees and companies in which Union Oil has an interest, which participate with Union Oil or of which a board designee is a director, officer or employee are not restricted by the relationship between Union Oil and Pure or otherwise from engaging in any business even though it is in competition with the business or activities of Pure or its subsidiaries. The business opportunities agreement does not restrict Union Oil's business activities, including within the designated geographic areas.

   The parties also have agreed in the business opportunities agreement that, as long as the activities of Union Oil, its affiliates or board designees or other related companies are conducted in accordance with the specified standards that:

  . Union Oil, its affiliates or board designees or other related companies will not have to offer Pure or any of its subsidiaries any business opportunity;

  . Pure will have no interest or expectancy in any business opportunity pursued by Union Oil, its affiliates and board designees and related companies; and

  . Pure has waived any claim that any business opportunity pursued by Union Oil, its affiliates or board designees or any related company constitutes a corporate opportunity of Pure or any of its subsidiaries that should have been presented to Pure.

   The standards specified in the business opportunities agreement generally provide that Union Oil, its affiliates and board designees and related companies must conduct their businesses through the use of their own personnel and assets and not with the use of any personnel or assets of Pure. The business opportunities agreement will not allow a board designee of Union Oil to usurp a corporate opportunity solely for his or her personal benefit, as opposed to pursuing, for the benefit of Union Oil, an affiliate of Union Oil or any related company, an opportunity in accordance with the specified standards.

   As a result of the terms of the business opportunities agreement, on four occasions Pure requested that Union Oil waive or amend the agreement and, in each case, Union Oil granted a limited waiver in order to allow Pure to pursue acquisitions and investments that primarily involved assets in the designated geographic areas, but that in some cases included assets outside of the designated geographic areas.

   The business opportunities agreement and the limited waivers that Pure has obtained from Union Oil contractually prohibit Pure from conducting business outside of the continental United States, except for areas in the offshore Gulf of Mexico region of the United States waived by Union Oil. Further, subject to certain conditions, Pure is prohibited from conducting business in certain offshore extended business areas if the opportunity relates to a prospect with gross unrisked reserve target potential of less than 20 billion cubic feet of natural gas without Union Oil's consent. On September 2, 2002, Union Oil notified Pure that it would not extend the limited waiver it has currently granted with respect to the offshore area of the Gulf of Mexico. The termination of this waiver will not require Pure to divest assets that it now owns in the offshore area of the Gulf of Mexico. In addition, Union Oil confirmed that it will not take any action or make any claim under the business opportunities agreement after March 31, 2003.

  Non-Dilution Agreement

   Pure and Union Oil entered into a non-dilution agreement, dated December 13, 1999, that provides Union Oil with the right to maintain its percentage ownership of Pure. If Pure issues capital stock, other than common stock issued under board-approved incentive plans, for cash or credit, Union Oil will have the right to purchase or subscribe for the number or amount of such capital stock equal to its ownership percentage of Pure, up to 65.4%, at the same price at which the capital stock is being issued. Pure must provide Union Oil with notice of an issuance subject to this preemptive right at least 10 days prior to the issuance and, if Union Oil elects to exercise the right, it must do so in such a way as not to delay pricing and closing of the issuance. The preemptive right given by Pure will terminate if unexercised within 10 days after receipt of the notice of the issuance of the capital stock.

   If Pure issues any capital stock in exchange for property other than cash or credit, Union Oil will have the right to purchase from Pure the additional number of shares of capital stock necessary to enable Union Oil to maintain its ownership percentage in Pure, up to 65.4%. Pure must give Union Oil written notice of the issuance not later than 20 days prior to such issuance, and Union Oil will have 30 days from the date of the issuance to elect to exercise its rights by giving written notice to Pure. The cash price per share to be paid by Union Oil for the additional shares of capital stock will be the market trading price per share of Pure's common stock at the time of the issuance or in the case of other capital stock, as determined in good faith by the Pure board of directors.

  Stockholders Voting Agreement

   Pure, Union Oil and Mr. Hightower entered into an Amended and Restated Stockholders Voting Agreement dated April 10, 2000, in which Union Oil and Mr. Hightower agreed to vote all of their respective shares of Pure's capital stock to cause two persons designated by Mr. Hightower, up to five persons designated by Union Oil, and one person agreed upon by Union Oil and Mr. Hightower to be elected to Pure's board of directors. Under the Voting Agreement, Mr. Hightower will vote to elect to Pure's board of directors, as follows:

  . five designees of Union Oil, if Union Oil owns greater than 50% of Pure's common stock;

  . four designees of Union Oil, if Union Oil owns greater than 35% but not more than 50% of Pure's common stock; or

  . two designees of Union Oil, if Union Oil owns greater than 10% but not more than 35% of Pure's common stock.

   Union Oil has the right to approve the nomination of the directors designated by Mr. Hightower, other than Mr. Hightower himself, which approval may not be unreasonably withheld. No more than two of the persons designated by Union Oil under the Voting Agreement may be affiliates of Union Oil. In the event that Union Oil is entitled to designate three or more persons under the Voting Agreement, one of the Union Oil affiliates designated must be approved by Mr. Hightower, and any non-Union Oil affiliate designated must be approved by Mr. Hightower. In each case Mr. Hightower's approval may not be unreasonably withheld.

   The stockholders voting agreement will terminate:

  . if Union Oil and its affiliates beneficially own less than 10% of the outstanding common stock of Pure;

  .   Mr. Hightower ceases to be the Chief Executive Officer of Pure; or

  .   upon the written agreement by all parties thereto.

   Mr. Hightower's current designees are Mr. Hightower and George G. Staley. Darrell D. Chessum, Graydon H. Laughbaum, Jr., Timothy H. Ling, HD Maxwell and Herbert C. Williamson, III are the current designees of Union Oil. The current nominee mutually agreed upon by Mr. Hightower and Union Oil is Keith A. Covington.

  Registration Rights Agreement

   Pure has entered into a registration rights agreement with Union Oil dated December 13, 1999. The registration rights agreement provides that at any time and from time to time, but no more than one time in a 12- month period, Union Oil will have the right to require Pure to effect a registration of all or a portion of the Pure common stock owned by Union Oil. If Union Oil demands registration of less than all of the Pure shares it owns, the portion must be at least (a) 4,300,000 shares, as adjusted for any stock dividends, splits or otherwise, or (b) shares having an estimated aggregate offering price to the public of at least $50 million, whichever is lower. The registration rights agreement also provides Union Oil with piggyback registration rights, which give Union Oil the right to include shares of Pure common stock held by it in registrations initiated by Pure or by any other holder of Pure's common stock. Pure will bear the reasonable costs of registering and offering for sale any Pure common stock offered in a registration covered by the registration rights agreement, including costs and expenses of Union Oil's counsel not to exceed $50,000 per registration. Union Oil will pay all applicable underwriting discounts and commissions.

   The registration rights agreement provides for customary indemnities by Pure in favor of persons including shares in a registration covered by the registration rights agreement, and by such persons in favor of Pure, with respect to information to be included in the relevant registration statement.

  Operating Agreement

   Union Oil has a common ownership interest in oil and gas properties that are operated by Pure and, in accordance with a standard operating agreement, makes payments to Pure for leasehold costs, drilling costs and lease operating and supervision charges. These payments were approximately $4.0 million in 2001. Revenue received in connection with these oil and gas properties were approximately $5.7 million in 2001.

  Certain Insurance Arrangements

   In 2002, upon renewal of certain of Pure's well-related insurance programs, Pure obtained certain types of well-related insurance coverages from an energy industry mutual insurance company of which one of Pure's directors, Mr. Chessum, serves as a director for certain affiliates/subsidiaries of this mutual insurance company. Pure was able to obtain greater coverages for significantly lower premiums than Pure would have been able to obtain elsewhere. Mr. Chessum did not directly participate in these negotiations.

  Prior Relationships Between Pure Directors and Unocal and its Affiliates

   Certain directors of Pure are or have been directors or officers of Unocal. Darrell D. Chessum, a director of Pure, has served as Treasurer of Unocal since 1990. Graydon H. Laughbaum, Jr. a director of Pure, has served as an advisor to Unocal on global energy issues since July 1, 1999, and was Unocal's Senior Vice President of New Ventures from August 1, 1997, to January 1, 1999. Timothy H. Ling, a director of Pure, served as an executive officer of Unocal since 1997 and as a director since January of 2000. He is currently the President and Chief Operating Officer of Unocal. HD Maxwell, a director of Pure, served in several management positions with Unocal prior to 1992. Consequently, certain of these directors and officers receive or have received compensation not only from Pure but also from Unocal.

Interests of Certain Persons in the Exchange Offer and the Merger

   As discussed above in "Certain Arrangements and Conflicts of Interests Between Pure and its Directors, Executive Officers and Affiliates" beginning on page 2, the named executive officers and certain other officers and directors are parties to employment/severance agreements and stock option awards with Pure and are entitled to receive benefits under the benefit plans of Pure. The other interests of the officers and directors of Pure are discussed herein.

   The table below sets forth information concerning:

  . the only persons known by Pure, based upon statements filed by such persons pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to own beneficially in excess of 5% of Pure's common stock as of September 4, 2002; and

  . the shares of common stock beneficially owned, as of September 4, 2002, by each director of the Pure, each executive officer of Pure, and all executive officers and directors of Pure as a group.

   As of September 4, 2002, there were 50,553,786 shares of common stock outstanding. Except as indicated, each individual has sole voting power and sole investment power over all shares listed opposite his name.

                                                                     Shares Beneficially
                                                                           Owned
                                                                     -----------------
Name of Beneficial Owner                                               Number    Percent
------------------------                                             ----------  -------
Current Directors and Named Executive Officers:
 Jack D. Hightower (1)..............................................  3,181,266    6.1%
 George G. Staley (2)...............................................    625,261    1.2%
 William K. White (3)...............................................    189,346      *
 Gary M. Dupriest (4)...............................................    105,816      *
 Dan P. Colwell (5).................................................    208,542      *
 Darrell D. Chessum (6).............................................          1      *
 Keith A. Covington.................................................      2,401      *
 Graydon H. Laughbaum, Jr. (7)......................................      1,301      *
 Timothy H. Ling (6)................................................          1      *
 HD Maxwell (8).....................................................          1      *
 Herbert C. Williamson, III.........................................      3,364      *

Current Executive Officers and Directors as a Group (17 persons) (9)  5,046,753    9.6%

Holders of 5% or More Not Named Above:
 Union Oil Company of California (10)
 2141 Rosecrans Avenue, Suite 4000
 El Segundo, California 90245....................................... 32,709,067   64.7%

--------
 * Less than one percent.

(1) Includes (a) 1,860,069 shares held by Mr. Hightower over which Mr. Hightower has sole voting power and sole investment power, (b) 57,226 shares held by a family limited partnership over which Mr. Hightower has control, and (c) 1,263,971 shares subject to stock options that are exercisable within 60 days. The number in the above table does not include 32,709,067 shares directly owned by Union Oil with respect to which Mr. Hightower may be deemed to share voting control by virtue of the Stockholders Voting Agreement described herein. If these shares were included above, the total number of shares would be 35,890,333, and the percentage would be 69.3%.

(2) Includes (a) 461,178 shares held by Mr. Staley and (b) 164,083 shares subject to stock options that are exercisable within 60 days.

(3) Includes (a) 1,391 shares held by Mr. White, (b) 186,588 shares subject to stock options that are exercisable within 60 days and (c) 1,367 shares held indirectly through a 401(k) plan.

(4) Includes (a) 101 shares held by Mr. Dupriest and (b) 105,715 shares subject to stock options that are exercisable within 60 days.

(5) Includes (a) 113,227 shares held by Mr. Colwell and (b) 95,315 shares subject to stock options that are exercisable within 60 days.

(6) Mr. Chessum is an officer and Mr. Ling is an officer and director of Union Oil. Each individual disclaims beneficial ownership of shares owned by Union Oil.

(7) Includes (a) one share held directly by Mr. Laughbaum, (b) 1,000 shares held in an Individual Retirement Account for Mr. Laughbaum, and (c) 300 shares held by a trust of Mr. Laughbaum's deceased mother-in-law for which Mr. Laughbaum's wife is the trustee (Mr. Laughbaum disclaims beneficial ownership of these trust shares). Does not include 2,400 shares deferred by Mr. Laughbaum pursuant to Pure's Equity Plan for Outside Directors.

(8) Includes one share held directly by Mr. Maxwell. Does not include 4,003 shares deferred by Mr. Maxwell pursuant to Pure's Equity Plan for Outside Directors.

(9) Includes (a) 2,814,684 shares held by the officers and directors as a group and (b) 2,232,069 shares that officers and directors as a group have the right to acquire within 60 days. The number above does not include 6,403 shares deferred pursuant to Pure's Equity Plan for Outside Directors. The number in the above table does not include 32,709,067 shares directly owned by Union Oil with respect to which Mr. Hightower may be deemed to share voting control by virtue of the Stockholders Voting Agreement described herein. If these shares were included above, the total number of shares would be 37,755,820 and the percentage would be 71.5%.

(10) Based upon information reported in a Schedule 13D dated August 27, 2002 filed by Unocal with the SEC. According to the report, 32,709,067 shares are directly owned by Union Oil (over which Unocal and Union Oil have sole dispositive power). The number in the above table does not include 3,181,266 shares owned or subject to any options that are exercisable within 60 days held by Mr. Hightower, with respect to which, according to the report, Unocal and Union Oil may be deemed to share voting control by virtue of the Stockholders Voting Agreement described herein.

   As discussed in "Certain Arrangements and Conflicts of Interest Between Pure, its Directors, Executive Officers and Affiliates-Put Rights" beginning on page 4, the officers and directors of Pure who own shares directly or pursuant to the exercise of vested options and tender such shares will receive the exchange consideration on the same terms as set forth in the exchange offer.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

Recommendation

   After careful consideration, including a thorough review of the exchange offer with the Special Committee's financial and legal advisors, the Special Committee has determined that the exchange offer is inadequate and not in the best interests of the holders of the shares of Pure common stock, other than Union Oil and its affiliates. Accordingly, the Special Committee recommends that holders of shares of Pure common stock reject the exchange offer and not tender their shares of Pure common stock pursuant to the exchange offer.

   Copies of a letter to stockholders of Pure and a press release communicating the recommendation are filed as exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated by reference herein.

Background of the Exchange Offer

   On December 13, 1999, Titan and Union Oil entered into an agreement to merge Titan and the Permian Basin Business Unit of Union Oil into a new company, Pure Resources, Inc.

   Prior to the merger, Titan's business was focused on oil and gas exploration and production in the Permian Basin of west Texas and southeastern New Mexico, the Brenham Dome area of south central Texas and the central Gulf Coast region of Texas. As a result of the merger, Pure expected to benefit from increased financial strength and flexibility, an estimated $5 million in annual cost savings, improved capital efficiencies, a larger, better diversified and more stable asset base and greater human and technological resources.

   On May 24, 2000, the Titan stockholders approved the proposed combination and on May 25, 2000, Union Oil and Titan closed the merger. Pure's common stock began trading on the New York Stock Exchange under the symbol "PRS" on May 26, 2000. Titan's common stock was publicly traded and quoted on The Nasdaq Stock Market, Inc. prior to the merger.

   Immediately following completion of the merger, Pure had approximately 50 million shares of common stock outstanding. Union Oil held approximately 65.4% (32.7 million shares) of the originally issued shares of Pure common stock. The remaining 34.6% (17.3 million shares) was held by the previous holders of Titan common stock, including Pure's executive officers. For more information about the ownership of Pure's common stock by its executive officers and directors, please read "Past Contacts, Transactions, Negotiations and Agreements--Interests of Certain Persons in the Exchange Offer and the Merger" beginning on page 12.

   At the time of the merger, Pure and Union Oil entered into the following agreements:

  . a non-dilution agreement, which grants certain rights to Union Oil to maintain its percentage ownership of Pure in the event of future issuances of equity of Pure;

  . a registration rights agreement, which provides that at any time and from time to time after September 22, 2000 Union Oil has the right to require Pure to effect a Securities Act registration of all or a portion of the Pure common stock owned by Union Oil; and

  . a business opportunities agreement, which generally provides that Pure will not engage in business activities, other than oil and gas exploration, exploitation, development and production businesses in certain designated geographic areas, without the consent of Union Oil.

   On four occasions between January 2001 and April 2002, Pure requested that Union Oil waive or amend the business opportunities agreement in order to allow Pure to pursue acquisitions and investments that primarily involved assets in the designated geographic areas, but that in some cases included assets outside of the designated geographic areas. In each case, Union Oil granted a limited waiver to Pure to pursue these opportunities. The business opportunities agreement and the limited waivers obtained from Union Oil contractually prohibit Pure from conducting business outside of the continental United States, except for areas in the offshore Gulf of Mexico region of the United States waived by Union Oil. Further, subject to certain conditions, Pure is prohibited from conducting business in certain offshore extended business areas if the opportunity relates to a prospect with gross unrisked reserve target potential of less than 20 billion cubic feet of natural gas without Union Oil's consent.

   In connection with the merger, Pure, Union Oil and Mr. Hightower entered into a stockholders voting agreement, which, as amended, provides that Union Oil and Mr. Hightower will vote their shares of Pure capital stock to cause two persons designated by Mr. Hightower and up to five persons designated by Union Oil to be elected to Pure's board of directors. For a description of these and other relationships, please read "Past Contacts, Transactions, Negotiations and Agreements--Certain Arrangements and Conflicts of Interest Among Pure and Union Oil and its Affiliates" beginning on page 9.

   At the same time, Pure entered into an employment agreement with Mr. Hightower and severance agreements with certain other officers of Pure. Under these agreements, Mr. Hightower and the other officers of Pure have certain rights to require Pure, in the case of a put event, to purchase certain shares of Pure common stock owned by those individuals at a price equal to the net asset value per share. A put event means any one of the following:

  . termination of the officer's employment for any reason after May 25, 2003 (for example, as a result of voluntary resignation or termination for cause, as defined in the applicable agreement);

  . termination of the officer's employment by Pure without cause, as discussed above with respect to the employment/severance agreements;

  .   a change of control, as defined in the applicable agreement, of Pure;

  .   a change of control, as defined in the applicable agreement, of Unocal;

  .   death or disability of the officer;

  . resignation of the officer for good reason, as defined in the applicable agreement; and

  . acquisition by Union Oil and its affiliates of beneficial ownership of 85% or more of Pure's voting securities.

   Upon the occurrence of a put event, the put right may be exercised at any time within 90 days after such event upon written notice from the officer to Pure. The date of that exercise notice establishes the "put date" for purposes of making certain calculations to be utilized in the closing of the related purchase of shares, or "put closing." If the officer either does not exercise the put right in a situation other than in connection with a change of control of Pure or Unocal, or exercises the put right with respect to only a portion of the covered shares, the officer cannot later cause Pure to purchase additional shares after another put event. Pure estimates that the put obligation would not be less than $120.0 million nor more than $132.2 million at September 16, 2002. At September 16, 2002, Pure estimated that the net asset value per share, as calculated pursuant to the agreements establishing the put rights, was $24.95 at the low end of the preceding range and $26.72 at the high end of the preceding range. For more information about management's put right, please read "Past Contacts, Transactions, Negotiations and Agreements--Put Rights" beginning on page 4.

   From time to time since May 25, 2000, Mr. Hightower and representatives of Unocal discussed the possibility of Unocal making an offer to acquire the equity interest in Pure that it did not already own. All of these conversations were preliminary in nature, and at no time were any agreements reached. During the period from June 2001 to September 2001, Mr. Hightower and representatives of Unocal held preliminary discussions that included a due diligence investigation of Pure by Unocal. The discussions and diligence investigation were halted following the events of September 11, 2001. From time to time thereafter, Mr. Hightower contacted Unocal management to discuss the possibility of such an acquisition, but no discussions ensued. Unocal's decision to proceed with the exchange offer and to announce it on August 20, 2002 was made without the knowledge or participation of Pure's board of directors or its management. Prior to the announcement of the exchange offer, Unocal did not make any proposals to Pure or its management regarding Unocal's acquisition of the minority interest in Pure.

   During the fall of 2001, Pure's management, with the assistance of Credit Suisse First Boston Corporation ("Credit Suisse First Boston"), began working on a proposed transaction (which we refer to as the mineral and royalty interest monetization transaction) in which Pure expected to realize up to $350 million in value from its existing mineral properties and royalty interests, including those acquired from International Paper Company in January 2001, by contributing interests in those assets to a new partnership that would, in turn, sell member interests in a limited liability company representing a limited partner in the partnership. Pure's management and Credit Suisse First Boston, on behalf of Pure, were expecting to commence marketing efforts for the mineral and royalty interest monetization transaction in September 2002. The proposed mineral and royalty interest monetization transaction was expected to allow Pure to raise equity for general corporate and debt reduction purposes while enabling Pure to maintain ownership and development rights in the mineral properties and existing royalty interests contributed to the new partnership.

   Between August 8, 2002 and August 20, 2002, Pure's management and representatives of Credit Suisse First Boston, on behalf of Pure, met with representatives of Unocal to discuss the mineral and royalty interest monetization transaction. Also during that time, Pure's board met on two occasions to discuss the mineral and royalty interest monetization transaction, including the results of meetings with ratings agencies. Pure's board ultimately endorsed the transaction subject to certain subsequently resolved conditions and authorized management to engage a structuring advisor and placement agent.

   On August 20, 2002, Terry G. Dallas, Unocal's Executive Vice President and Chief Financial Officer, delivered a letter to Pure's board of directors outlining Unocal's proposal to acquire each outstanding share of Pure's common stock it did not currently own in exchange for 0.6527 of a share of Unocal common stock. Simultaneously, Unocal issued a press release disclosing to the public Unocal's intention to commence the exchange offer on or about September 5, 2002, including certain material terms of the exchange offer. The following is the text of Mr. Dallas's letter to Pure's board of directors:

                                          August 20, 2002

   The Board of Directors
   Pure Resources, Inc.
   500 West Illinois
   Midland, Texas 79701

   Gentlemen:

      It has become clear to us that the best interests of our respective stockholders will be served by Unocal's acquisition of the shares of Pure Resources that we do not already own. We believe that a full combination of our businesses will yield significant efficiencies and, by fully integrating Pure into the Union Oil family of operations, will provide Pure stockholders with the ability to share in a greater scope of opportunities than are available to them as Pure stockholders. In addition, the transaction will provide Pure stockholders with a currency that has substantially greater liquidity than Pure has been able to provide.

      Unocal recognizes that a strong and stable on-shore, North America production base will facilitate the execution of its North American gas strategy. The skills and technology required to maximize the benefits to be realized from that strategy are now divided between Union Oil and Pure. Sound business strategy calls for bringing those assets together, under one management, so that they may be deployed to their highest and best use. For those reasons, we are not interested in selling our shares in Pure. Moreover, if the two companies are combined, important cost savings should be realized and potential conflicts of interest will be avoided.

      Consequently, our Board of Directors has authorized us to make an exchange offer pursuant to which the stockholders of Pure (other than Union
   Oil) will be offered 0.6527 shares of common stock of Unocal for each outstanding share of Pure common stock they own in a transaction designed to be tax-free. Based on the $34.09 closing price of Unocal's shares on August 20, 2002, our offer provides a value of approximately $22.25 per share of Pure common stock and a 27% premium to the closing price of Pure common stock on that date.

      Unocal's offer is being made directly to Pure's stockholders. We believe that it will be favorably received by them due to the substantial premium to Pure's market price, the attractiveness of Unocal stock and the opportunity for greater liquidity. Pure stockholders, through their ownership of Unocal common stock, will continue to participate in Pure's business and will also participate in the other attractive opportunities that Unocal has in its inventory.

      Our offer will be conditioned on the tender of a sufficient number of shares of Pure common stock such that, after the offer is completed, we will own at least 90% of the outstanding shares of Pure common stock and other customary conditions. Another of our conditions will be that Pure will not enter into any transactions, which are outside the ordinary course of business. Assuming that the conditions to the offer are satisfied and that the offer is completed, we will then effect a "short form" merger of Pure with a subsidiary of Unocal as soon as practicable thereafter. In this merger, the remaining Pure public stockholders will receive the same consideration as in the exchange offer, except for those stockholders who choose to exercise their appraisal rights.

      We intend to file our offering materials with the Securities and Exchange Commission and commence our exchange offer on or about September 5, 2002. Unocal is not seeking, and as the offer is being made directly to Pure's stockholders, Delaware law does not require approval of the offer from Pure's Board of Directors. We, however, encourage you to consult with your outside counsel as to the obligations of Pure's Board of Directors under the U.S. tender offer rules to advise the stockholders of your recommendation with respect to our offer. Also, enclosed is a copy of the press release that we are issuing in connection with the offer.

                                             Sincerely,


                                                       /S/ TERRY G. DALLAS
                                                  -----------------------------
                                                         Terry G. Dallas
                                                  Executive Vice President and
                                                              Chief
                                                        Financial Officer

   On August 21, 2002, Unocal held an investor conference call regarding its intention to acquire all of the outstanding shares of Pure's common stock that it did not already own. During the conference call, Mr. Dallas reiterated Unocal's position that it was not interested in selling its interest in Pure.

   In response to Unocal's letter, Pure's board of directors held a telephonic meeting on August 21, 2002. William K. White, Pure's Vice President, Finance and Chief Financial Officer, and Susan Rowland, Pure's Vice President, Administration and Corporate Secretary, also attended the meeting. At the meeting, Pure's board discussed the advisability of appointing a special committee of independent directors to evaluate, negotiate and formulate a response to the exchange offer. Mr. Hightower suggested that Mr. Ling, Unocal's Chief Operating Officer and one of its directors, and Mr. Chessum, Unocal's Treasurer, recuse themselves from the board's discussion of how to respond to the exchange offer in light of their employment by Unocal. After expressing that they supported the establishment of an independent Special Committee to formulate a response to the exchange offer, Messrs. Ling and Chessum recused themselves from the meeting. The remaining members of Pure's board of directors discussed the suitability of each of the remaining members of Pure's board of directors to serve on a special committee to consider the exchange offer, but recessed the meeting before taking any action. Pure's legal counsel, Thompson & Knight, L.L.P. ("Thompson & Knight") advised Pure's board of directors at this meeting. Thompson & Knight also recommended that the Special Committee be empowered to hire its own independent financial and legal advisors and briefly discussed the Special Committee's fiduciary duties under Delaware law.

   Pure's board of directors (excluding Messrs. Ling and Chessum) resumed its meeting on August 22, 2002. At the meeting, Pure's board continued its discussion of the suitability of the remaining members of Pure's board of directors to serve on a Special Committee, with particular emphasis on each director's independence. After discussion, Pure's board of directors appointed a Special Committee consisting of Messrs. Williamson and Covington. Messrs. Williamson and Covington were the only two Pure directors who were not also employed by Pure or who were not current or former employees of Unocal. In addition, Messrs. Williamson and Covington were deemed independent because they did not have any business or other relationship with Pure or Unocal that would impair their ability to exercise independent business judgment. Pure's board unanimously authorized the Special Committee to review and negotiate the exchange offer, engage financial advisors and independent legal counsel, formulate the board's recommendation to be filed on Schedule 14D-9 with the SEC, and do all things necessary and related to those tasks.

   Prior to its initial meeting, the Special Committee and Pure management discussed the selection of one or more investment banking firms to provide financial advice to the Special Committee in connection with its evaluation and negotiation of the exchange offer. Recognizing that an understanding of the mineral and royalty interest monetization transaction would be crucial to an evaluation of Pure's future financial condition and business prospects, Pure's management suggested that the Special Committee interview Credit Suisse First Boston. Separately, the Special Committee decided to interview Petrie Parkman for purposes of representing the Special Committee as well.

   The Special Committee met telephonically on August 23, 2002 to interview representatives of Credit Suisse First Boston and Petrie Parkman. Messrs. Hightower and White and a representative from Thompson & Knight also attended the meeting at the request of the Special Committee. After discussions with representatives of each firm and a review of written materials provided by each firm, the Special Committee decided to retain both investment banking firms as advisors.The Special Committee elected to retain Credit Suisse First Boston not only because of its familiarity with the mineral and royalty interest monetization transaction, but also because of its reputation, experience and knowledge of the oil and gas industry, among other things. The Special Committee also elected to retain Petrie Parkman because of, among other things, its extensive experience and expertise in mergers and acquisitions transactions in the energy industry, particularly among the individual bankers to be involved in evaluating the exchange offer. Prior to selecting its independent financial advisors, the Special Committee considered the firms' current and historical banking and advisory relationships with Unocal and whether those relationships would affect the firms' independence. In making its decision, the Special Committee considered that Mr. Williamson had been an employee of Credit Suisse First Boston from 1995 to April 1998 and an employee of Petrie Parkman from April 2001 to March 2002. The Special Committee authorized Mr. Williamson to engage a legal advisor.

   On August 24, 2002, the Special Committee's financial advisors began their respective financial due diligence reviews of Pure, which included a review of public and non-public documents relating to Pure, including historical and projected financial and operating information, as well as research reports, industry information and various agreements to which Pure is a party.

   From August 23 to August 25, 2002, Mr. Williamson considered various law firms as possible legal advisors to special committees. On August 25, 2002, Mr. Williamson called a representative of Baker Botts L.L.P. ("Baker Botts") and interviewed him for purposes of representing the Special Committee. After evaluating Baker Botts' qualifications and after considering the firm's limited representation of Unocal in certain toxic tort litigation matters, the Special Committee determined to engage Baker Botts to represent the Special Committee.

   On August 26 and 27, 2002, the Special Committee met at Pure's offices in Midland, Texas with its financial and legal advisors to consider the exchange offer. Members of Pure's management also attended the meetings at the request of the Special Committee for the purpose of discussing Pure's business, prospects and financial objectives, including management's financial forecasts. At the meeting, the Special Committee also discussed the mineral and royalty interest monetization transaction, reserve additions since December 31, 2001, management's expectations regarding commodity prices and the projected value of management's put right.

   During its August 26, 2002 meeting, the Special Committee instructed Pure's senior management to provide assistance to Credit Suisse First Boston and Petrie Parkman in evaluating the exchange offer. On August 26, 2002, Petrie Parkman contacted Unocal's financial advisor, Merrill Lynch & Co. ("Merrill Lynch") to attempt to arrange a meeting with Unocal at its offices in El Segundo, California. Also on August 26, 2002, Pure issued a press release announcing the formation of the Special Committee and advising holders of Pure's shares to refrain from taking action in response to the exchange offer pending the recommendation of the Special Committee. The press release also reported that the Special Committee had decided to retain Credit Suisse First Boston and Petrie Parkman as its financial advisors and Baker Botts as its legal advisor.

   On August 27, 2002, the Special Committee met separately with its legal counsel to discuss the duties of the members of the Special Committee and each member's fiduciary responsibilities under Delaware law. In addition, the Special Committee's advisors submitted a preliminary due diligence request list to Merrill Lynch soliciting additional information regarding Unocal and its business, prospects and financial projections.

   Also on August 27, 2002, Pure received notification that TRC Capital Corporation ("TRC Capital") had commenced an unsolicited mini-tender offer to purchase up to 1,000,000 shares of Pure common stock, or approximately 1.99% of the outstanding shares, at a price of $22.25 in cash.

   On August 28, 2002, the Special Committee held a telephonic meeting with its financial and legal advisors and members of Pure's management to obtain additional due diligence information regarding Pure necessary to enable the Special Committee's financial advisors to complete their respective financial analyses of the exchange offer. At this meeting, the Special Committee's financial advisors noted that, in response to the prior request of the Special Committee, Merrill Lynch had suggested a due diligence meeting with the Special Committee's financial and legal advisors on Friday, August 30, 2002, at Unocal's offices. The Special Committee discussed due diligence requests for Unocal and related matters.

   On August 29, 2002, the Special Committee held a telephonic meeting with its financial and legal advisors and members of Pure's management. At this meeting, the Special Committee received updated information from Credit Suisse First Boston and Petrie Parkman regarding the status of their respective financial analyses of the exchange offer and discussed expectations for the due diligence meeting with Unocal on the following day. Also on August 29, 2002, the Special Committee signed a confidentiality agreement with Unocal with respect to due diligence information to be provided to the Special Committee and its advisors in connection with their evaluation of the exchange offer.

   On August 30, 2002, on behalf of the Special Committee, representatives of Credit Suisse First Boston, Petrie Parkman and Baker Botts met with representatives of Unocal and Merrill Lynch at Unocal's offices in El Segundo, California to obtain due diligence information on Unocal. At the meeting, representatives of Unocal reviewed with the Special Committee's advisors, among other things, (1) Unocal's Southeast Asia operations, including operations in and offshore Indonesia, Thailand, Myanmar, Vietnam and China, (2) Unocal's interest in the Azerbaijan International Operating Company, (3) Unocal's North American operations, including Alaska, Canada, the Lower 48 states and the Gulf of Mexico, and (4) Unocal's 2002 financial and operational performance, including key activities for 2002. During the discussion, the Special Committee's advisors asked a number of questions relating to Unocal's business and prospects. After conclusion of the discussion, the Special Committee's advisors elicited information with respect to matters not covered in the discussion, including, among other things, outstanding litigation, the status of the SEC's review of Unocal's securities filings and Unocal's procedure for evaluating and measuring worldwide reserves. At the conclusion of the meeting, Unocal provided the Special Committee's legal and financial advisors with additional business and financial information for review.

   On August 31, 2002, the Special Committee held a telephonic meeting with its financial and legal advisors to receive an update regarding the due diligence meeting with Unocal and Merrill Lynch on the previous day. Members of Pure's management also participated.

   On September 2, 2002, the Special Committee held a telephonic meeting with its financial and legal advisors. Members of Pure's management also participated in the meeting. At the meeting, the Special Committee received updated information from Credit Suisse First Boston and Petrie Parkman regarding the status of their respective financial analyses of the exchange offer. The Special Committee asked its financial and legal advisors to develop a list of additional due diligence documentation it would like to receive from Unocal. Subsequent to the meeting, the Special Committee's financial advisors prepared the request and submitted it to Merrill Lynch.

   Also on September 2, 2002, Union Oil notified Pure that it would not extend the limited waiver it has currently granted with respect to the offshore area of the Gulf of Mexico under the business opportunities agreement. The termination of this waiver will not require Pure to divest assets, which it now owns in the offshore area of the Gulf of Mexico.

   On September 3, 2002, the Special Committee met with its legal advisors to review the Special Committee's fiduciary duties, the scope of the Special Committee's authority under the board's authorizing resolutions, the status of various lawsuits filed against Pure and its directors in connection with the exchange offer, the status of legal due diligence and proposed modifications to the directors' indemnity agreements. The Special Committee also met with its legal and financial advisors to obtain information on the progress of Credit Suisse First Boston's and Petrie Parkman's respective financial analyses of the exchange offer.

   On September 3, 2002, the Special Committee's legal advisors submitted a request to Thompson & Knight that Pure's board clarify certain matters related to the Special Committee's purposes, powers, authority and independence. Although the Special Committee believed the board's initial authorizing resolutions were adequate to enable it to accomplish its purpose, the Special Committee wanted clarifying resolutions to avoid any misunderstanding as to the Special Committee's purposes, powers, authority and independence.

   On September 4, 2002, Unocal filed its Schedule TO and the Registration Statement with the SEC.

   Also on September 4, 2002, Pure issued a press release acknowledging that it had received notification from TRC Capital that TRC Capital had commenced an unsolicited mini-tender offer to purchase up to 1,000,000 shares of Pure common stock, or approximately 1.99% of the outstanding shares, at a price of $22.25 in cash. In its press release, Pure informed its stockholders that it recommended rejection of the unsolicited offer for the following reasons:

  . TRC Capital had indicated that it cannot buy the shares of Pure common stock until it obtains financing, and that the offer is conditioned, among other things, on obtaining such financing;

  . TRC Capital may decline to purchase the shares of Pure common stock tendered for a number of reasons, including a decrease in the market price of the shares of Pure common stock; and

  . TRC Capital may withdraw the offer at any time, extend the offer, thereby delaying acceptance of payment for shares or amend the offer in any respect.

In its press release, Pure also referred its stockholders to recent cautionary advice from the SEC regarding mini-tender offers.

   On September 5, 2002, Unocal commenced its offer to exchange 0.6527 shares of common stock of Unocal for each outstanding share of Pure common stock owned by Pure's stockholders (other than Union Oil and its affiliates). The offer is conditioned on, among other things, the following:

  . the tender of a sufficient number of shares of Pure common stock such that, after the offer is completed, Unocal will own at least 90% of the outstanding shares of Pure common stock;

  . the tender of a majority of the shares owned by Pure's stockholders other than Union Oil and its affiliates; and
  . the absence of any fact that has had or may reasonably be expected to have an adverse effect or results or may reasonably be expected to result in a diminution in value, without regard to the materiality of such fact.

   Assuming that the conditions to the exchange offer are satisfied and that the exchange offer is completed, Unocal has stated its intention to effect a "short form" merger of Pure with a subsidiary of Unocal as soon as practicable thereafter. In this merger, Unocal has said that the remaining Pure public stockholders will receive the same consideration as in the exchange offer, except for those stockholders who choose to exercise their appraisal rights.

   On September 5, 2002, the Special Committee met with its financial advisors in Houston to discuss in greater detail the various types of financial analyses being conducted by the Special Committee's financial advisors. The Special Committee also met with its legal advisors to discuss recent developments in the litigation relating to the exchange offer. Management was invited to participate by teleconference during a portion of the meeting to provide additional business, financial and operating data about Pure.

   Also on September 5, 2002, Unocal filed Amendment No. 1 to the Registration Statement with the SEC for purposes of revising certain selected historical consolidated financial data.

   On September 6, 2002, the Special Committee met with its financial and legal advisors in Houston to discuss the meeting that Credit Suisse First Boston and Petrie Parkman, on behalf of the Special Committee, had proposed to schedule with Merrill Lynch within the next several days. Management also participated in this meeting at the request of the Special Committee to provide additional business, financial and operating data about Pure. The purpose of the meeting with Merrill Lynch was to focus the attention of Merrill Lynch and Unocal on financial data suggesting that a higher exchange ratio was appropriate. In addition to describing Pure's historical and projected future performance, the Special Committee's advisors would emphasize the economic importance of the mineral and royalty interest monetization transaction and reserve additions since December 31, 2001. At the meeting, a representative of Petrie Parkman told the Special Committee that Merrill Lynch had been instructed by Unocal to inform the Special Committee and its advisors that Unocal would not provide any additional due diligence information, including information responsive to the Special Committee's earlier request.

   On September 6, 2002, the Special Committee retained Potter Anderson & Corroon LLP as its Delaware counsel. Also on September 6, 2002, Unocal filed Amendment No. 1 to the Schedule to revise certain selected historical consolidated financial data.

   On September 8, 2002, the Special Committee held a telephonic meeting with its legal and financial advisors to discuss the schedule for the upcoming week. Management also participated in the meeting at the request of the Special Committee to provide additional business, financial and operating data about Pure.

   On September 9, 2002, the Special Committee met in Houston at the offices of Baker Botts with its financial and legal advisors. At the meeting, Petrie Parkman discussed with the Special Committee preliminary financial analyses it performed in connection with its preliminary evaluation of the exchange offer. Petrie Parkman proceeded to discuss a variety of the methodologies it was using to evaluate the proposed 0.6527 exchange ratio. Petrie Parkman also discussed preliminary trading analyses and the results of a preliminary reference value analysis (consisting of, among other things, an analysis of discounted cash flows, comparable transactions, capital market comparisons and going concern projections), a preliminary contribution analysis and a preliminary pro forma analysis. The Special Committee also learned from its financial advisors that a meeting had been scheduled with Merrill Lynch on September 10, 2002 to discuss the exchange offer. After a brief recess, the Special Committee asked management to join the meeting to provide additional business, financial and operating information in support of the advocacy positions to be adopted by the Special Committee's advisors during their upcoming meeting with Merrill Lynch.

   On September 10, 2002, the Special Committee met in Houston at the offices of Baker Botts with its financial and legal advisors. At the meeting, Credit Suisse First Boston reviewed with the Special Committee its preliminary analyses of the financial aspects of the exchange offer. Credit Suisse First Boston reviewed the results of its preliminary trading analyses, preliminary financial analyses, preliminary transaction premium analyses and preliminary pro forma company analyses. The Special Committee then initiated a discussion among its legal and financial advisors regarding an increase in the exchange ratio. After discussion with Petrie Parkman and Credit Suisse First Boston, the Special Committee instructed its financial advisors to propose that Unocal increase the exchange ratio from 0.6527 to 0.787 during the upcoming meeting with Merrill Lynch. The Special Committee then recessed the meeting to enable its financial advisors to meet with Merrill Lynch.

   During the meeting with Merrill Lynch, the Special Committee's financial advisors conveyed the Special Committee's request that Unocal increase the exchange ratio from 0.6527 to 0.787 and advocated the appropriateness of such an increase. Upon conclusion of the meeting with Merrill Lynch, Credit Suisse First Boston and Petrie Parkman updated the Special Committee and its legal advisors as to what transpired during the meeting. Shortly after concluding discussions with the Special Committee's financial and legal advisors, Mr. Williamson called Mr. Dallas to discuss the exchange offer and to inform him of the Special Committee's proposal that Unocal increase the exchange ratio to 0.787.

   On September 11, 2002, Pure's board of directors held a telephonic meeting to discuss the Special Committee's request for a clarification of its purposes, powers, authority and independence. After discussion, Pure's board of directors adopted clarifying resolutions.

   On September 11, 2002, the Special Committee held a telephonic meeting with its legal and financial advisors and members of management to discuss a recent conversation between the Special Committee's financial advisors and Merrill Lynch. The Special Committee's financial advisors indicated that Merrill Lynch and Unocal wanted to conduct additional due diligence on Pure in Houston on September 12 and 13, 2002. The Special Committee's financial advisors and Pure's management indicated that they would be available to meet with Merrill Lynch and Unocal.

   Also on September 11, 2002, on behalf of the Special Committee, a representative of Credit Suisse First Boston called Douglas M. Miller, Unocal's Vice President of Corporate Development, to discuss the exchange offer.

   Representatives from Credit Suisse First Boston, Petrie Parkman, Pure, Merrill Lynch and Unocal met in Houston on September 12 and 13, 2002 to allow Unocal and its representatives to conduct additional due diligence. The meetings focused on Pure's proposed mineral and royalty interest monetization transaction, reserve additions since December 31, 2001, potential cost savings and the calculation of the net asset value associated with management's put right. After the meetings concluded, Unocal asked the Special Committee and its financial and legal advisors to attend meetings in El Segundo, California on Monday, September 16, 2002.

   On September 15, 2002, the Special Committee held a telephonic meeting with its legal and financial advisors to discuss the negotiating strategy for the upcoming meeting with Unocal as well as the preparation and filing of the
Schedule 14D-9 and an update of recent developments in the litigation related to the exchange offer.

   On September 16, 2002, the Special Committee and its financial advisors met with Unocal and its financial advisors to discuss the business and prospects of both Pure and Unocal, certain matters raised by the Special Committee's financial advisors in their meeting with Merrill Lynch on September 10, 2002 and the terms of the exchange offer. At the meeting, Unocal and its financial advisor and the Special Committee and its financial advisors exchanged their views on the valuations of Pure and Unocal. These discussions did not result in any change to the terms of the exchange offer.

   On September 17, 2002, the Special Committee met with its legal and financial advisors. At this meeting, the Special Committee discussed the positions it could take with respect to the exchange offer and the factors to be considered in reaching such determinations. The Special Committee again considered the observations of its legal and financial advisors and received the opinions from its financial advisors described below. After extensive discussions, the Special Committee determined that the exchange offer is inadequate and not in the best interests of holders of shares of Pure common stock, other than Union Oil and its affiliates, and to recommend to Pure's stockholders that they reject the exchange offer and not exchange their shares in the exchange offer.

  Reasons for the Recommendation

   The Special Committee recommends the stockholders of Pure reject the exchange offer. The Special Committee recommends that the stockholders of Pure not tender their shares of Pure common stock in the exchange offer because the Special Committee has determined unanimously that the exchange offer is inadequate to Pure's stockholders (other than Union Oil and its affiliates).

   In reaching its decision to recommend that Pure stockholders reject the exchange offer, the Special Committee considered numerous factors in consultation with its legal and financial advisors, including, but not limited to, the following:

   Financial and Business Information. The Special Committee took into account the current and historical financial condition, results of operations, competitive position, business, reserves, prospects and strategic objectives of Pure, including potential risks involved in achieving those prospects and objectives, selected information in analyst research reports on Pure and the current and expected conditions in the general economy and in the industries in which Pure's businesses operate. A discussion of these matters can be found in Pure's Form 10-K/A for the year ended December 31, 2001 and in its other filings with the SEC.

   Failure of the 0.6527 Exchange Ratio to Reflect the Inherent Value of Pure. The Special Committee believes that the 0.6527 exchange ratio does not reflect the inherent value of Pure. The Special Committee bases this belief on its familiarity with, and its review with management and its financial advisors of, Pure's financial condition, results of operations, competitive position, business, reserves, prospects and strategic objectives and the nature of the markets in which Pure operates. In this connection, the Special Committee considered:

  . The effects on Pure's share price as a result of Unocal's ownership of approximately 65% of Pure's outstanding shares.

  . Pure's historical performance in comparison to eight comparable companies in the exploration and production business, including the following:

     . Pure's per share production growth of 29.4% from 1999 to 2001 is the highest among the comparable companies;

     . Pure's per share proved reserve growth of 28.5% from 1999 to 2001 is the highest among the comparable companies;

     . Pure's total return to stockholders since its inception of 22.1% is the third highest among the comparable companies; and

     . Pure's all in finding and development cost of $1.11 per million cubic feet equivalent from 1999 to 2001 is the fourth lowest among the comparable companies.

  . The updated financial and operating projections and reserve estimates provided by Pure's management, which the Special Committee believes capture Pure's potential more accurately than the other projections and estimates referred to by Unocal in the Prospectus.

  . Pure's proved reserve base. In particular, the Special Committee considered the following:

     . Pure's total proved developed reserves grew from 1,170 Bcfe at December 31, 2001 to 1,216 Bcfe at September 1, 2002, or 3.9%, and the SEC 10% present value of those reserves grew from $960 million to $1,551 million, or 61.5%, over the same period;

     . Pure's total proved undeveloped reserves grew from 299 Bcfe at December 31, 2001 to 408 Bcfe at September 1, 2002, or 36.5%, and the SEC 10% present value of those reserves grew from $121 million to $366 million, or 199%, over the same period; and

     . Pure's total proved reserves grew from 1,469 Bcfe at December 31, 2001 to 1,624 Bcfe at September 1, 2002, or 10.5%, and the SEC 10% present value of those reserves grew from $1,081 million to $1,917 million, or 77.3%, over the same period.

       The SEC 10% present value is the pretax present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

  . The value of Pure's mineral properties and existing royalty interests, including the possibility of realizing up to $350 million from those properties as a result of the proposed mineral and royalty interest monetization transaction. In particular, the Special Committee noted the following:

     . Pure's 3.2 million net fee mineral acres in the Gulf Coast region of the United States, which Pure believes ranks it as one of the largest owners of fee mineral acreage among independent exploration and production companies in the United States;

     . Pure's existing royalty cash flow of approximately $26.0 million in the last twelve months;

     . the approximate 5% compound annual production growth over the last 17 years from Pure's fee mineral properties;

     . Pure's cash flow from lease bonuses and delay rentals of approximately $2.4 million in the last twelve months;

     . At the time of Unocal's offer, Pure had taken steps, with the assistance of Credit Suisse First Boston, to begin the marketing effort for the mineral and royalty interest monetization transaction; and

     . Pure management reviewed the potential mineral and royalty interest monetization transaction with rating agencies in early August.

  . The potential cost savings and other synergies to be realized by Unocal if the exchange offer and subsequent merger are consummated, which the Special Committee believes will be meaningfully in excess of the $15 million projected by Unocal.

  . Pure's other strengths and growth opportunities including, but not limited to:

     . Pure's inventory of documented drilling opportunities beyond its booked proved reserves, including 361 Bcfe of risked probable reserves, 373 Bcfe of risked possible reserves and over 3,000 Bcfe of unrisked exploratory potential in the Permian Basin, South Texas/Gulf Coast region and in the Gulf of Mexico;

     . The potential for substantial incremental reserves and production from Pure's properties in the Rincon Unit of the San Juan Basin, potentially up to three times current estimates of per-well recoveries on new downspaced wells, as indicated by recent successful downspacing and drilling activities. Pure currently has approximately 164 Bcfe of proved reserves booked in the Rincon Unit; and

     . The additional proved and other reserve potential underlying Pure's royalty interests for which Pure currently records only proved developed producing reserves.

   Financial and Business Prospects of Unocal. To the extent publicly available or otherwise provided by Unocal, the Special Committee took into account the current and historical financial condition, results of operations, competitive position, business, reserves, recent research reports by Wall Street analysts, prospects and strategic objectives of Unocal, including potential risks involved in achieving those prospects and objectives and the current and expected conditions in the general economy and in the industries in which Unocal's businesses operate. Unocal's discussion of these matters can be found in the Prospectus and in Unocal's other filings with the SEC.

   Financial Analyses and Opinion of Credit Suisse First Boston. The Special Committee considered financial analyses of the exchange offer performed by Credit Suisse First Boston. The Special Committee also considered the opinion of Credit Suisse First Boston orally conveyed on September 17, 2002 and subsequently confirmed in writing to the effect that, as of the date of the opinion, based upon and subject to the assumptions, considerations and limitations set forth in the opinion, the exchange offer is inadequate to the stockholders of Pure. A copy of the written opinion rendered by Credit Suisse First Boston, setting forth the procedures followed, the matters considered, the assumptions made and limitations on the review undertaken by Credit Suisse First Boston in arriving at its opinion, is attached as Annex A hereto and incorporated herein by reference. Credit Suisse First Boston's opinion is addressed to the Special Committee, addresses the adequacy of the exchange offer to the holders of common stock of Pure and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares of common stock of Pure pursuant to the exchange offer or with respect to how such stockholders should vote or act on any matter relating to the exchange offer. Stockholders are urged to read the opinion in its entirety. Each member of the Special Committee was aware that Credit Suisse First Boston became entitled to certain fees upon delivery of its opinion. Please read "Persons/Assets, Retained, Employed, Compensated or Used--Credit Suisse First Boston Corporation" under Item 5 below.

   Financial Analyses and Opinion of Petrie Parkman. The Special Committee considered financial analyses of the 0.6527 exchange ratio performed by Petrie Parkman. The Special Committee also considered the opinion of Petrie Parkman orally conveyed on September 17, 2002 and subsequently confirmed in writing to the effect that, as of the date of the opinion, based upon and subject to the assumptions, considerations and limitations set forth in the opinion, the
0.6527 exchange ratio is inadequate from a financial point of view to the stockholders of Pure (other than Union Oil and its affiliates). A copy of the written opinion rendered by Petrie Parkman, setting forth the procedures followed, the matters considered and the assumptions made by Petrie Parkman in arriving at its opinion, is attached as Annex B hereto and incorporated herein by reference. Stockholders are urged to read the opinion in its entirety. Each member of the Special Committee was aware that Petrie Parkman became entitled to certain fees upon delivery of its opinion. Please read "Persons/Assets, Retained, Employed, Compensated or Used - Petrie Parkman & Co., Inc." under
Item 5 below.

   Strategic Alternatives. The Special Committee took into account that Union Oil and its affiliates currently own approximately 65% of the voting power of Pure and recognized that any alternative transaction was impossible without the consent of Union Oil and its affiliates. The Special Committee considered that Union Oil has stated that it is not interested in selling its shares of Pure. The Special Committee also considered the existence of the non-dilution agreement with Union Oil, which grants certain rights to Union Oil to maintain its percentage ownership of Pure in the event of future issuances of equity of Pure. Accordingly, the Special Committee concluded that an acquisition of Pure by a third party was not a feasible alternative. In addition, to the Special Committee's knowledge, no third party other than Union Oil has made any proposal to purchase most or all of the shares of Pure common stock as a single block, including during the approximately five weeks since Unocal's public announcement of the exchange offer on August 20, 2002 and September 17, 2002.

   Relationship of the 0.6527 Exchange Ratio to Current Market Price. The closing price of Pure's common stock on the New York Stock Exchange on September 17, 2002, the last trading day prior to the date of this Statement, was $22.25 per share, which is higher than the implied per share value based on the 0.6527 exchange ratio of $20.74.

   Timing of Exchange Offer In Relation to Historical Market Prices of Pure Shares. The Special Committee noted that Pure's shares have traded as high as $25.30 since Pure's inception and as high as $23.60 in the last six months, both of which per share prices were above the implied per share value offered by Unocal of $22.25 as of August 20, 2002. The Special Committee also noted that the closing price for Pure shares on August 20, 2002 (the last trading day before Unocal announced its intention to commence the exchange offer) was $17.52 and that Pure's shares had traded above that level approximately 84% of the time since Pure's inception. The Special Committee also considered the historical trading ratio of Pure common stock to Unocal common stock since the formation of Pure and prior to Unocal's announcement of the exchange offer, which ranged from 0.3902 to 0.6615, with an average of 0.5529, and a ratio of
0.5139 on August 20, 2002, the last trading day prior to announcement of the exchange offer.

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

   Likely Effect on Market Prices of the Pure Shares If the Exchange Offer is Withdrawn or the 90% Minimum Tender Condition is not Satisfied. The Special Committee considered the possible trading prices of the shares of Pure common stock if Unocal were to withdraw its exchange offer or if the 90% minimum tender condition is not satisfied. The Special Committee concluded that the trading value of the Pure shares may decline from current levels as a result of the withdrawal or failure of the 90% minimum tender condition. The Special Committee understood that, if Unocal determined to discontinue its exchange offer, Pure would continue to be a publicly held corporation, and Unocal may seek to engage in open market or privately negotiated share purchases to increase its ownership to at least 90% of the outstanding shares of Pure common stock, which would enable Unocal to effect a merger without the vote of any other Pure stockholder, and that any such purchases by Unocal or the consideration to be received by Pure's non-Unocal stockholders in any such merger may reflect an implied value of less than the implied value resulting from the 0.6527 exchange ratio.

   Absence of Price Protection. The Special Committee considered that the exchange offer contains no provision that would increase the exchange ratio in response to a substantial decline in the market price of Unocal common stock before the shares of Pure common stock are purchased in the exchange offer.

   Communications from Holders of Pure Shares Regarding the Exchange Ratio. The Special Committee considered communications received by Pure and the Special Committee's financial advisors from Pure stockholders or persons purporting to represent Pure stockholders regarding the exchange offer to the effect that, for various reasons, the 0.6527 exchange ratio should be increased.

   Minimum Condition. The Special Committee considered that Unocal has reserved a right to waive a condition to its exchange offer that, after its purchase of shares of Pure common stock in the exchange offer, Unocal would own at least 90% of the total number of outstanding shares of Pure. In the event Unocal purchased Pure shares in the exchange offer such that it owned less than 90% of the total number of outstanding shares of Pure and, accordingly, was unable to consummate a short-form merger whereby the remaining stockholders of Pure (other than Union Oil and its affiliates) would receive the same consideration for their Pure shares as other stockholders in the exchange offer, the remaining minority stockholders of Pure would hold shares that are illiquid and the price of such shares could be adversely impacted.

   Majority of the Minority Condition. The Special Committee considered that, in the event that Unocal waives the 90% minimum condition, the exchange offer will in all events be conditioned on there being validly tendered and not withdrawn at least a majority of the shares of Pure common stock outstanding that are not owned by Union Oil.

   Possible Short Form Merger. The Special Committee took into account that, based upon Unocal's present 65% ownership of Pure, a merger proposed by Unocal or its affiliates to acquire the remaining equity of Pure would require the approval of Pure's board of directors and would require Unocal to demonstrate the "entire fairness" of the transaction, unless certain procedural safeguards were utilized that would allow that evidentiary burden to be shifted. In contrast, a tender or exchange offer not involving the participation of the Pure board of directors would not be subject to the same level of judicial scrutiny. If Unocal and its affiliates own in excess of 90% of each class of stock of Pure, Unocal will be able to acquire the remaining equity of Pure pursuant to a "short-form" merger under Section 253 of the Delaware General Corporation Law, without approval of the board of directors of Pure and without a vote of its stockholders. Unocal has not indicated whether it will pursue effecting a merger in the event it owns less than 90% of Pure after completion of the exchange offer.

   Other Conditions to the Exchange Offer. The Special Committee considered the lack of certainty with respect to the exchange offer as a result of numerous conditions, including the following:

  . if any change (or any condition, event or development involving a prospective change) occurs or is threatened that has had or may reasonably be expected to have a materially adverse effect on the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, operations, results of operations or prospects of Pure or any of its subsidiaries;

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

  . if Unocal becomes aware of any fact that has had or may reasonably be expected to have an adverse effect or results or may reasonably be expected to result in a diminution in value, without regard to the materiality of such fact;

  . if there occurs any development in the Pure stockholder litigation, described under "Certain Legal Matters and Regulatory Approvals - Stockholder Litigation" beginning on page 44 of Unocal's Prospectus, that is adverse to the defendants in that litigation;

  . any tender or exchange offer for some portion or all of the shares of Pure common stock commences or is publicly proposed to be made by another person; and

  . any change (or any condition, event or development involving a prospective change) occurs or is threatened in the general economic, financial, currency exchange or market conditions in the United States or abroad that has had or may reasonably be expected to result in a diminution of value, without regard to the materiality of such change.

   The Special Committee considered that TRC Capital has commenced an unsolicited mini-tender offer for shares of Pure common stock and that the condition set forth in the fourth bullet point above, which is not qualified as to the number or percentage of shares being sought, could be interpreted to enable Unocal to terminate the tender offer at any time.

   In addition, the triggering of a number of conditions upon any adverse effect or diminution in value, without regard to materiality, has the effect of considerably increasing the uncertainty of the exchange offer.

   The Special Committee also considered that the exchange offer is subject to a number of other conditions as described under "The Offer--Conditions of the Offer" beginning on page 39 of Unocal's Prospectus, including numerous restrictions on Pure's ordinary business activities.

   Liquidity for Stockholders. The Special Committee considered the low volume of trading in shares of Pure common stock in relation to the volume of trading in Unocal common stock and the benefits to Pure's stockholders of owning a more actively traded security if the exchange offer and the merger are completed.

   Conflicts of Interest. The Special Committee considered potential conflicts of interest between Unocal and Pure, whether in connection with the business opportunities agreement, the other intercompany agreements, management's put rights or otherwise, and Pure's ability to implement its business strategies in a manner that was most favorable to Pure, its non-Unocal stockholders, and its customers and suppliers. The Special Committee also took into account that, through the exchange offer, if consummated, Unocal's obligations under the intercompany agreements would be eliminated.

   Tax Deferred Exchange. According to Unocal's Prospectus, the exchange offer and, if completed, the merger are intended to qualify as a reorganization for United States federal income tax purposes under which a Pure stockholder would generally not recognize gain or loss upon the receipt of shares of Unocal common stock for shares of Pure common stock, other than any gain or loss recognized on the receipt of cash instead of fractional shares. However, there is no condition to the exchange offer relating to the tax-free treatment of the exchange offer and the merger. Different tax consequences may result depending on the facts and circumstances of each Pure stockholder's situation. Neither the Special Committee nor Pure has obtained or plans to obtain an opinion of counsel or a ruling from the United States Internal Revenue Service regarding the United States federal income tax consequences associated with the exchange offer or the merger.

   Appraisal Rights. The Special Committee considered that, if the exchange offer is consummated and the merger occurs, stockholders who do not tender their shares of Pure common stock pursuant to the exchange offer will have the right to dissent from the merger and to demand appraisal of the fair value of their Pure shares under the Delaware General Corporation Law. As discussed above, the Special Committee also considered the possibility that Unocal may elect not to effect the merger, in which event appraisal rights would not be available.

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

   The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but addresses all of the material information and factors considered by the Special Committee in its consideration of the exchange offer. In view of the variety of factors and the amount of information considered, the Special Committee did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining to recommend that holders of shares of Pure common stock reject the exchange offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Special Committee may have given differing weights to different factors. Throughout its deliberations, the Special Committee received the advice of Credit Suisse First Boston, Petrie Parkman and Baker Botts L.L.P., who were retained to advise the Special Committee in connection with the exchange offer.

  Intent to Tender

   To the best knowledge of Pure after reasonable inquiry, the executive officers, directors and affiliates of Pure do not intend to tender in the exchange offer shares of Pure common stock that are held of record or beneficially owned by them.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  Special Committee

   Messrs. Williamson and Covington, directors of Pure, are each being paid a fee of $100,000 for serving as members of the Special Committee.

  Credit Suisse First Boston Corporation

   Credit Suisse First Boston is acting as the Special Committee's lead financial advisor in connection with the exchange offer. Pursuant to the terms of Credit Suisse First Boston's engagement, Pure has agreed to pay Credit Suisse First Boston an aggregate fee equal to $1,750,000 upon delivery of its opinion. In addition, Pure has agreed to reimburse Credit Suisse First Boston for its reasonable out-of-pocket expenses incurred in connection with its services, including the reasonable fees and expenses of its legal counsel and any other advisor retained by Credit Suisse First Boston, and will indemnify Credit Suisse First Boston against certain liabilities, including liabilities arising under the federal securities laws. Credit Suisse First Boston and its affiliates have in the past provided financial and investment banking services to Pure and Unocal and currently are providing financial services to Unocal, unrelated to the exchange offer, for which services Credit Suisse First Boston has received, and expects to receive, compensation. Mr. Williamson was an employee of Credit Suisse First Boston from 1995 through April 1998. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade or hold the securities of Pure, Unocal and its affiliates for its own and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

  Petrie Parkman & Co., Inc.

   Petrie Parkman is acting as a financial advisor to the Special Committee in connection with the exchange offer. Pursuant to the terms of Petrie Parkman's engagement, Petrie Parkman became entitled to receive (i) $150,000 upon execution of the engagement letter and (ii) $1,050,000 when Petrie Parkman delivered its opinion. In addition, Pure has agreed to reimburse Petrie Parkman for its reasonable out-of-pocket expenses incurred in connection with its services, including the reasonable fees and expenses of its legal counsel, and will indemnify Petrie Parkman against certain liabilities, including liabilities arising under the federal securities laws. Petrie Parkman has in the past provided financial advisory services to Pure and Unocal, for which services Petrie Parkman has received customary fees. In the ordinary course of its business, Petrie Parkman and its affiliates

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

may actively trade or hold the securities of Pure or Unocal for its own and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

ITEM 6.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

   To the knowledge of Pure, only Mr. Covington, Mr. Laughbaum, Mr. Maxwell and Mr. Williamson have effected transactions in the shares of Pure common stock during the past 60 days. Mr. Covington received 500 shares, Mr. Laughbaum deferred 500 shares, Mr. Maxwell deferred 833 shares and Mr. Williamson received 700 shares. All of these transactions took place on August 16, 2002, and were effected in accordance with Pure's compensation plans for directors.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

   Except as set forth in this Statement, Pure is not currently undertaking or engaged in any negotiation in response to the exchange offer that relates to
(i) a tender offer for or other acquisition of securities by or of Pure or any other person; (ii) an extraordinary transaction, such as a merger or reorganization, involving Pure or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by Pure or any of its subsidiaries; or (iv) any material change in the indebtedness, present capitalization or dividend policy of Pure.

   Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed agreements in response to the exchange offer, that relate to or would result in one or more of the events referred to in the preceding paragraph.

   Pure has received notification that TRC Capital commenced an unsolicited mini-tender offer to purchase up to 1,000,000 shares of common stock of Pure at a price of $22.25 per share. Pure is not associated with TRC Capital and to the knowledge of Pure's management, Unocal is not associated with TRC Capital. The mini-tender offer by TRC Capital is entirely separate from the exchange offer commenced by Unocal. Pure has recommended that its stockholders reject the unsolicited mini-tender.

ITEM 8.  ADDITIONAL INFORMATION.

  Certain Legal Matters and Regulatory Approvals

   Except for the SEC's declaring Unocal's Registration Statement effective, Pure is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for Unocal's acquisition or ownership of the common stock of Pure. Unocal has stated in "Certain Legal Matters and Regulatory Approvals" beginning on page 44 of its Prospectus that it intends to make all required filings under the Securities Act of 1933, as amended, and the Exchange Act.

  State Anti-Takeover Statutes

   A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive officers or principal places of businesses in such states. Unocal has stated, in "Certain Legal Matters and Regulatory Approvals" beginning on page 44 of its Prospectus, that it has not attempted to comply with state takeover statutes in connection with the exchange offer. In the event that it is asserted that one or more state takeover statutes apply to the exchange offer, and it not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the exchange offer, as applicable, Unocal may be required to file certain documents with, or receive approvals from, the relevant state

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

authorities, and according to the Prospectus, Unocal might be unable to accept for payment or purchase shares of Pure common stock tendered pursuant to the exchange offer, or be delayed in continuing or consummating the exchange offer. In such case, according to the Prospectus, Unocal may not be obligated to exchange any shares of Pure common stock tendered in the exchange offer.

   As permitted under the Delaware General Corporation Law, Pure has in its certificate of incorporation exempted itself from the applicability of Section 203 of the Delaware General Corporation Law, which prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person becomes an interested stockholder unless, among other exceptions, the "business combination" is approved by the board of directors of such corporation prior to such time.

  Merger

   Under Section 253 of the Delaware General Corporation Law, if Union Oil acquires, pursuant to the exchange offer or otherwise, at least 90% of the outstanding shares of Pure's common stock, Unocal will be able to effect a short-form merger of Pure with and into a subsidiary of Unocal without a vote of Pure's stockholders. Information on the short-form merger can be found in "Purpose of the Offer and Merger; The Merger; Appraisal Rights" beginning on page 37 of Unocal's Prospectus.

   According to the Prospectus, the minimum tender condition of at least 90% of the outstanding shares of Pure's common stock is a waivable condition. If Union Oil does not acquire at least 90% of the shares of Pure common stock, under
Section 251 of the Delaware General Corporation Law, a vote of the stockholders of Pure would be required to adopt and approve a merger agreement, if any, with a subsidiary of Unocal. In that event, Pure would also have to comply with the federal securities laws and regulations governing the solicitation of proxies. Among other things, Pure would be required to prepare and distribute a proxy statement or information statement and, as a consequence, a longer period of time likely would be required to effect a merger, if any.

  Appraisal Rights

   Under the Delaware General Corporation Law, Pure's stockholders do not have appraisal rights in connection with the exchange offer. If, notwithstanding the Special Committee's recommendation against the exchange offer, the exchange offer is successfully completed and Unocal meets the minimum tender condition and subsequently effects a short-term merger of Pure with and into a subsidiary of Unocal, stockholders who (a) do not tender their shares of common stock in the exchange offer and hold shares of common stock at the effective time of the merger, (b) do not wish to accept the consideration provided for in the merger, and (c) comply with the procedures provided for in Section 262 of the Delaware General Corporation Law will be entitled to have their shares of common stock appraised by the Delaware Court of Chancery and to receive a payment in cash of the "fair value" of those shares of common stock as determined by the court. The following summarizes the relevant provisions of Section 262 regarding appraisal rights that will be applicable if the merger is consummated. This discussion is qualified in its entirety by reference to Section 262, a copy of which is attached as an exhibit hereto and incorporated herein by reference. IF YOU FAIL TO TAKE ANY ACTION REQUIRED BY SECTION 262, YOUR RIGHTS TO AN APPRAISAL IN CONNECTION WITH THE MERGER WILL BE WAIVED OR TERMINATED.

   Within 10 days after the effective time of the merger, Pure will send to each holder of common stock notice of the effective time and the availability of appraisal rights. To exercise appraisal rights, the record holder of the shares of common stock must, within 20 days after the date Pure mails the notice of the merger, deliver a written demand for appraisal to Pure. This demand must reasonably inform Pure of the identity of the holder of record and that the stockholder demands appraisal of his shares of common stock. Such a demand may be delivered to Corporate Secretary, 500 West Illinois, Midland, Texas 79701.

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

   Only a record holder of shares of common stock is entitled to demand appraisal rights. The demand must be executed by or for the record holder, fully and correctly, as the holder's name appears on the holder's stock certificates.

  . If shares of Pure's common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity.

  . If shares of Pure's common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners.

  . An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. The agent must identify the owner or owners of record and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners of record.

  . A holder of record, such as a broker, who holds Pure's common stock as nominee for a beneficial owner, may exercise a holder's right of appraisal with respect to Pure's common stock held for all or less than all of those beneficial owners' interest. In that case, the written demand should set forth the number of shares of Pure's common stock covered by the demand. If no number of shares is expressly mentioned, the demand will be presumed to cover all of Pure's common stock standing in the name of the record holder. Pure stockholders who hold their shares in brokerage accounts or through any nominee and wish to exercise appraisal rights should consult their brokers or other nominees to determine the procedures they must follow in order for their brokers and other nominees to exercise appraisal rights with respect to their shares of Pure common stock.

   Within 120 days after the effective time of the merger, Pure or any stockholder who has satisfied the foregoing conditions may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of common stock. Pure will have no obligation to file such a petition. Stockholders seeking appraisal rights should initiate all necessary action to perfect their rights within the time periods prescribed by Section 262.

   Within 120 days after the effective time of the merger, any stockholder who has complied with the requirements under Section 262 for exercise of appraisal rights may make a written request to receive from Pure a statement of the total number of shares of common stock with respect to which demands for appraisal have been received and the total number of holders of such common shares. Pure will be required to mail these statements within 10 days after it receives a written request.

   If a petition for appraisal is timely filed, at the hearing on the petition, the Delaware Court of Chancery will determine which of the stockholders are entitled to appraisal rights. The court will appraise the shares of common stock owned by the stockholders and determine their fair value. In determining fair value, the court may consider a number of factors, but will exclude any element of value arising from the accomplishment or expectation of the merger. The court will also determine the amount of interest, if any, to be paid upon the value of the shares of common stock to the stockholders entitled to appraisal.

   The value determined by the court for the shares of common stock could be more than, less than or the same as the consideration paid in the merger, but the form of the consideration payable as a result of the appraisal proceeding would be cash. The court may determine the costs of the appraisal proceeding and allocate them to the parties as the court determines to be equitable under the circumstances. The court may also order that all or a portion of any stockholder's expense incurred in connection with an appraisal proceeding, including reasonable attorneys' fees and expenses and reasonable fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all shares of common stock entitled to appraisal.

   Any stockholder who has duly demanded an appraisal in compliance with
Section 262 will not, after the effective time of the merger, be entitled to vote the shares of common stock subject to the demand for any purpose. The shares of common stock subject to the demand will not be entitled to dividends or other

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

distributions, other than those payable or deemed to be payable to stockholders of record as of a date prior to the effective time. The tax consequences to a Pure stockholder who receives cash for his shares of Pure common stock pursuant to the exercise of appraisal rights is described in "Material U.S. Federal Income Tax Consequences," beginning on page 34 of the Prospectus.

   Holders of shares of common stock will lose the right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger. A stockholder will also lose the right to an appraisal by delivering to Pure a written withdrawal of the stockholder's demand for an appraisal. Any attempt to withdraw that is made more than 60 days after the effective time of the merger requires Pure's written approval. If appraisal rights are not perfected or a demand for appraisal rights is timely withdrawn, a stockholder will be entitled to receive the consideration otherwise payable pursuant to the merger, without interest. The number of shares of Unocal common stock and cash in lieu of a fraction of a share of Unocal common stock, delivered to such stockholder will be based on the same exchange ratio utilized in the exchange offer and merger, regardless of the market price of Unocal's shares at the time of delivery.

   If an appraisal proceeding is timely perfected, this proceeding may not be dismissed as to any stockholder who has perfected a right of appraisal without the approval of the court.

  Litigation

   Shortly after Unocal announced the proposed exchange offer and merger on August 20, 2002, individual stockholders of Pure filed six complaints in the Delaware Court of Chancery and one complaint in the California Superior Court to commence class action lawsuits on behalf of Pure stockholders against Unocal, Union Oil, Pure and each of the individual directors of Pure. The actions generally allege (i) breaches of fiduciary duty by Unocal, Union Oil, Pure and the directors of Pure and Unocal in connection with the exchange offer and merger; (ii) that the consideration offered in the exchange offer is inadequate; and (iii) that Unocal and Union Oil are acting to further their respective interests at the expense of the stockholders. The complaints seek to enjoin the exchange offer and merger or, alternatively, damages in an unspecified amount and rescission in the event the offer and merger occur.

   The foregoing actions are all at a preliminary stage and it is therefore too soon to predict with any certainty their outcome.

ITEM 9.  EXHIBITS.

   The exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as a part of this Statement.

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              PURE RESOURCES, INC.

                                              By:     /s/ JACK D. HIGHTOWER
                                                  -----------------------------
                                                        Jack D. Hightower
                                                   President, Chief Executive
                                                           Officer and
                                                      Chairman of the Board

Dated:  September 18, 2002

                               INDEX TO EXHIBITS

(a)(1)  Letter dated September 18, 2002 to holders of common stock of Pure Resources, Inc. (included in the mailing to holders of common stock of Pure Resources, Inc.).*
(a)(2)  Press release dated September 18, 2002.*
(a)(3)  Certificate of Incorporation of Pure Resources, Inc. (incorporated by reference to Exhibit 3.1 to
        Pure's Registration Statement on Form S-4 Registration No. 333-34970).
(a)(4)  Certificate of Amendment to Certificate of Incorporation of Pure Resources, Inc. (incorporated by reference to Exhibit 3.2 to Pure's Registration Statement on Form S-4, Registration No. 333-34970).
(a)(5)  Bylaws of Pure Resources, Inc. (incorporated by reference to Exhibit 3.3 to Pure's Registration
        Statement on Form S-4, Registration No. 333-34970).
(a)(6)  Press Release dated August 21, 2002 (incorporated by reference to Exhibit 99.11 to Pure's Form 8-K filed September 13, 2002).
(a)(7)  Press Release dated August 26, 2002 (incorporated by reference to Exhibit 99.12 to Pure's Form 8-K filed September 13, 2002).
(a)(8)  Prospectus dated September 4, 2002 (incorporated by reference to the Registration Statement on
        Form S-4, filed by Unocal on September 4, 2002).
(a)(9)  Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration
        Statement on Form S-4, filed by Unocal on September 4, 2002).
(a)(10) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
        (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4, filed by Unocal on September 4, 2002).
(a)(11) Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C to the
        Registration Statement on Form S-4, filed by Unocal on September 4, 2002).
(a)(12) Complaint titled Mary Crescente v. Pure Resources, Inc., Jack D. Hightower, George G. Staley,
        Herbert C. Williamson, III, Timothy H. Ling, Darrell D. Chessum, Keith A. Covington, Graydon H.
        Laughbaum, H D Maxwell and Unocal Corporation, filed on August 21, 2002 in the Chancery Court of the State of Delaware in and for New Castle County (incorporated by reference to Exhibit 99.1 to
        Pure's Form 8-K filed on September 13, 2002).
(a)(13) Complaint titled Carl Brown v. Pure Resources, Inc., Unocal Corporation, Union Oil Company of
        California, Jack D. Hightower, George G. Staley, Darrell D. Chessum, Keith A. Covington, Graydon
        H. Laughbaum, Jr., Timothy H. Ling, H D Maxwell, and Herbert C. Williamson, filed on August 21,
        2002 in the Chancery Court of the State of Delaware in and for New Castle County (incorporated by reference to Exhibit 99.2 to Pure's Form 8-K filed on September 13, 2002).
(a)(14) Complaint titled Summit Trading Group, LLC v. Jack D. Hightower, George G. Staley, Herbert C.
        Williamson III, Timothy H. Ling, Darrell D. Chessum, Keith A. Covington, Graydon H. Laughbaum,
        H D Maxwell, Unocal Corporation, Union Oil Company of California and Pure Resources, Inc., filed on August 21, 2002 in the Chancery Court of the State of Delaware in and for New Castle County
        (incorporated by reference to Exhibit 99.3 to Pure's Form 8-K filed September 13, 2002).
(a)(15) Complaint titled John Metera v. Pure Resources, Inc., Union Oil Company of California, Jack D.
        Hightower, George G. Staley, Darrell D. Chessum, Keith A. Covington, Graydon H. Laughbaum, Jr.,
        Timothy H. Ling, H D Maxwell, and Herbert C. Williamson, III, filed on August 21, 2002 in the
        Chancery Court of the State of Delaware in and for New Castle County (incorporated by reference to
        Exhibit 99.4 to Pure's Form 8-K filed September 13, 2002).

(a)(16) Complaint titled Schlomo Bistritzky v. Jack D. Hightower, George G. Staley, Darrell D. Chessum,
        Keith A. Covington, Graydon H. Laughbaum, Jr., Timothy H. Ling, H D Maxwell, Herbert C.
        Williamson, III, Pure Resources, Inc. and Unocal Corporation, filed on August 21, 2002 in the
        Chancery Court of the State of Delaware in and for New Castle County (incorporated by reference to
        Exhibit 99.5 to Pure's Form 8-K filed September 13, 2002).
(a)(17) Complaint titled Cardinal Capital Management, LLC v. John W. Amerman, Darrell D. Chessum,
        Keith A. Covington, John W. Creigton, Jr., James W. Crownover, Frank C. Herringer, Jack D.
        Hightower, Charles R. Larson, Graydon H. Laughbaum, Jr., Timothy H. Ling, H.D. Maxwell, Donald
        B. Rice, Kevin W. Sharer, George G. Staley, Marina V.N. Whitman, Charles R. Williamson, Herbert
        C. Williamson, III, Unocal Corporation, Union Oil Company of California and Pure Resources, Inc.,
        filed on September 3, 2002 in the Chancery Court of the State of Delaware in and for New Castle
        County (incorporated by reference to Exhibit 99.6 to Pure's Form 8-K filed September 13, 2002).
(a)(18) Amended Complaint titled Cardinal Capital Management, LLC v. John W. Amerman, Darrel D.
        Chessum, Keith A. Covington, John W. Creighton, Jr., James W. Crownover, Frank C. Herringer,
        Jack D. Hightower, Charles R. Larson, Graydon H. Laughbaum, Jr., Timothy H. Ling, H.D.
        Maxwell, Donald B. Rice, Kevin M. Sharer, George G. Staley, Marina V.N. Whitman, Charles R.
        Williamson, Herbert C. Williamson, III, Unocal Corporation, Union Oil Company of California and
        Pure Resources, Inc., filed on September 5, 2002 in the Chancery Court of the State of Delaware in
        and for New Castle County (incorporated by reference to Exhibit 99.7 to Pure's Form 8-K filed
        September 13, 2002).
(a)(19) Complaint titled Steven Holland v. Pure Resources, Inc., Jack D. Hightower, George G. Staley,
        Herbert C. Williamson, III, Timothy H. Ling, Darrell D. Chessum, Keith A. Covington, Graydon H.
        Laughbaum, H.D. Maxwell, Unocal Corporation and Does 1-25, filed August 27, 2002 in the
        Superior Court of the State of California, Los Angeles County (incorporated by reference to Exhibit
        99.8 to Pure's Form 8-K filed September 13, 2002).
(a)(20) Amended Complaint titled Mary Crescente v. Pure Resources, Inc., et al. filed September 6, 2002 in the Chancery Court of the State of Delaware in and for New Castle County (incorporated by reference to Exhibit 99.9 to Pure's Form 8-K filed September 13, 2002).
(e)(1)  Business Opportunities Agreement, dated as of December 13, 1999, by and between Union Oil
        Company of California, Pure Resources, Inc. (formerly named Titan Resources Holdings, Inc.),
        TRH, Inc. and Titan Exploration, Inc. (incorporated by reference to Exhibit 10.22 to Titan
        Exploration, Inc.'s Form 10-K, as amended, as filed on April 12, 2000).
(e)(2)  Letter Agreement, dated January 30, 2001, related to the Business Opportunities Agreement, dated as of December 13, 1999, by and between Union Oil Company of California, Pure Resources, Inc.
        (formerly named Titan Resources Holdings, Inc.), TRH, Inc. and Titan Exploration, Inc.
        (incorporated by reference to Exhibit 10.6 to Pure's Form 10-K for the year ended December 31,
        2000).
(e)(3)  Letter Agreement, dated March 29, 2001, related to the Business Opportunities Agreement, dated as of December 13, 1999, by and between Union Oil Company of California, Pure Resources, Inc.
        (formerly named Titan Resources Holdings, Inc.), TRH, Inc. and Titan Exploration, Inc.
        (incorporated by reference to Exhibit 10.7 to Pure's Form 10-K for the year ended December 31,
        2001).
(e)(4)  Letter Agreement, dated May 9, 2001, related to the Business Opportunities Agreement, dated as of
        December 13, 1999, by and between Union Oil Company of California, Pure Resources, Inc.
        (formerly named Titan Resources Holdings, Inc.), TRH, Inc. and Titan Exploration, Inc.
        (incorporated by reference to Exhibit 10.13 to Pure's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).

(e)(5)  Letter Agreement, dated April 23, 2002, related to the Business Opportunities Agreement, dated as of
        December 13, 1999, by and between Union Oil Company of California, Pure Resources, Inc.
        (formerly named Titan Resources Holdings, Inc.), TRH, Inc. and Titan Exploration, Inc.
        (incorporated by reference to Exhibit 10.1 to Pure's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
(e)(6)  Letter from Unocal Corporation dated September 2, 2002, related to the Business Opportunities
        Agreement, dated as of December 13, 1999, by and between Union Oil Company of California, Pure
        Resources, Inc. (formerly named Titan Resources Holdings, Inc.), TRH, Inc. and Titan Exploration,
        Inc. (incorporated by reference to Exhibit 99.10 to Pure's Form 8-K filed September 13, 2002).
(e)(7)  Non-Dilution Agreement dated December 13, 1999 by and between Pure Resources, Inc. (formerly named Titan Resources Holdings, Inc.) and Union Oil Company of California (incorporated by reference to Exhibit 10.21 to Titan Exploration, Inc.'s Annual Report on Form 10-K, as amended, as filed on April 12, 2000).
(e)(8)  Amended and Restated Stockholders Voting Agreement dated April 10, 2000 by and between Pure
        Resources, Inc. (formerly named Titan Resources, Inc.), Union Oil Company of California and
        Jack D. Hightower (incorporated by reference to Exhibit 10.20 to Titan Exploration, Inc.'s Annual
        Report on Form 10-K, as amended, as filed on April 12, 2000).
(e)(9)  Registration Rights Agreement dated December 13, 1999 by and between Pure Resources, Inc.
        (formerly named Titan Resources Holdings, Inc.) and Union Oil Company of California
        (incorporated by reference to Exhibit 10.1 to Pure's Registration Statement on Form S-4,
        Registration No. 333-34970).
(e)(10) Employment Agreement, dated December 13, 1999 by and between Pure Resources, Inc. (formerly named Titan Resources Holdings, Inc.) and Jack D. Hightower (incorporated by reference to Exhibit
        10.19 to Titan Exploration Inc.'s Annual Report on Form 10-K, as amended, as filed on April 12,
        2000).
(e)(11) Letter Agreement, dated July 20, 2000 by and between Jack D. Hightower and Pure Resources, Inc.
        regarding an amendment to Jack D. Hightower's Employment Agreement (incorporated by reference to Exhibit 10.8 to Pure's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
(e)(12) Amendment to Employment Agreement dated August 8, 2000 by and between Pure Resources, Inc.
        and Jack D. Hightower (incorporated by reference to Exhibit 10.9 to Pure's Quarterly Report on
        Form 10-Q for the quarter ended September 30, 2000).
(e)(13) Officer Severance and Put Right Agreement dated August 1, 2000 by and between Pure Resources,
        Inc. and George G. Staley (incorporated by reference to Exhibit 10.7 to Pure's Quarterly Report on
        Form 10-Q for the quarter ended September 30, 2000).
(e)(14) Officer Severance and Put Right Agreement dated August 1, 2000, August 31, 2000 or September 14,
        2000 by and between Pure Resources, Inc. and certain executive officers (incorporated by reference to Exhibit 10.6 to Pure's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
(e)(15) Officer Severance Agreement dated May 16, 2002 by and between Pure Resources and Jack Harper
        (incorporated by reference to Exhibit 10.1 to Pure's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
(e)(16) Pure Resources, Inc. 1999 Incentive Plan (incorporated by reference to Exhibit 10.3 to Pure's
        Registration Statement on Form S-4, Registration No. 333-34970).
(e)(17) Form of Option Agreement under Pure Resources, Inc. 1999 Incentive Plan (incorporated by reference to Exhibit 10.8 to Pure's Annual Report on Form 10-K for the year ended December 31,
        2000).

(e)(18) Pure Resources, Inc. Equity Plan for Outside Directors (incorporated by reference to Exhibit 10.9 to
        Pure's Registration Statement on Form S-4, Registration No. 333-34970).
(e)(19) Pure Resources Inc. 401(k) Plan and Matching Plan (As Amended and Restated Effective as of
        January 1, 2002).*
(e)(20) Titan Exploration, Inc. 1999 Stock Option Plan (incorporated by reference to Exhibit 10.2 to Titan's
        Current Report on Form 8-K filed on June 11, 1999).
(e)(21) Titan Exploration, Inc. 1996 Incentive Plan (incorporated by reference to Exhibit 10.9 to
        Titan's Registration Statement on Form S-1, Registration Number 333-14029).
(e)(22) Indemnity Agreement dated August 9, 2000 by and between Pure Resources, Inc. and its officers and directors (incorporated by reference to Exhibit 10.10 to Pure's Quarterly Report on Form 10-Q for
        the quarter ended September 30, 2000).
(e)(23) Indemnity Agreement dated May 16, 2002 by and between Pure Resources, Inc. and Jack Harper
        (incorporated by reference to Exhibit 10.1 to Pure's Current Report on Form 8-K filed on
        September 13, 2002).
(e)(24) Registration Rights Agreement dated May 25, 2000 by and between Pure Resources, Inc. and Jack D.
        Hightower (incorporated by reference to Exhibit 4.1 to Jack D. Hightower's Schedule 13D filed
        June 5, 2000).
(e)(25) Joint Development Agreement dated March 10, 2000 by and between Pure Resources, L.P. and
        Chaparral Royalty Company, DDDF Company, Inc., J. Don Looney, and George G. Staley
        (incorporated by reference to Exhibit 10.11 to Pure's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
(e)(26) Joint Development Agreement dated January 30, 2001 by and between Pure Resources, L.P. and
        F.H. Mills, Jr., Lon Slaughter, and George G. Staley (incorporated by reference to Exhibit 10.8 to
        Pure's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).
(e)(27) Pure's Annual Report on Form 10-K for the period ended December 31, 2001, as amended, as filed on August 5, 2002 (incorporated by reference to such filing).
(g)     Not applicable.
 *      Filed herewith.

             [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]


September 17, 2002

Special Committee of the Board of Directors
Pure Resources, Inc.
500 West Illinois
Midland, Texas 79701

Members of the Special Committee:

You have asked us to advise you with respect to the adequacy of the Offer (as defined below) to the holders of the common stock, par value $0.01 per share ("Pure Common Stock"), of Pure Resources, Inc. ("Pure"). Upon the terms and subject to the conditions set forth in the Preliminary Prospectus/Offer to Exchange, dated September 4, 2002 and the related letter of transmittal, each as amended or supplemented through the date hereof (together, the "Offer to Exchange"), which form part of the Registration Statement on Form S-4 of Unocal Corporation ("Unocal"), Unocal has commenced an offer (the "Offer") to exchange
0.6527 (the "Exchange Ratio") of a share of common stock, par value $1.00 per share ("Unocal Common Stock"), of Unocal for each outstanding share of Pure Common Stock. The Offer to Exchange further provides that Unocal intends, as soon as possible following consummation of the Offer, to effect a merger of Pure with a wholly owned subsidiary of Unocal (the "Merger" and, together with the Offer, the "Transaction"), pursuant to which each outstanding share of Pure Common Stock not owned by Unocal or acquired in the Offer would be converted into the right to receive the Exchange Ratio.

In arriving at our opinion, we have reviewed the Offer to Exchange and a draft dated September 17, 2002 of Pure's Solicitation Recommendation Statement on
Schedule 14D-9, to be filed with the Securities and Exchange Commission. We have also reviewed certain publicly available business and financial information relating to Pure and Unocal, and certain other information relating to Pure and Unocal, including certain financial forecasts and oil and gas reserve data, provided to or discussed with us by the managements of Pure and Unocal, and have met with the managements of Pure and Unocal to discuss the businesses and prospects of Pure and Unocal. We have considered certain financial and stock market data of Pure and Unocal, and we have compared those data with similar data for other publicly held companies in businesses similar to Pure and Unocal, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts and oil and gas reserve data, we have been advised, and have assumed, that such forecasts and data have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Pure and Unocal as to the future financial performance and oil and gas reserves of Pure and Unocal. We also have assumed, with your consent, that the Transaction would be treated as a tax-free transaction for federal income tax purposes. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Pure or Unocal, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to what the value of the Unocal Common Stock actually would be when issued pursuant to the proposed Offer, or the prices at which the Unocal Common Stock would trade at any time. In connection with our engagement, we were not requested to solicit indications of interest from, and did not hold discussions with, third parties regarding the possible acquisition of all or a part of Pure.

Special Committee of the Board of Directors
Pure Resources, Inc.
September 17, 2002
Page 2



We have acted as financial advisor to the Special Committee in connection with the Offer and will receive a fee for such services. We also will receive a fee upon delivery of this opinion. We and our affiliates have in the past provided financial and investment banking services to Pure and Unocal and currently are providing financial services to Unocal, unrelated to the proposed Offer, for which services we have received, and expect to receive, compensation. In the ordinary course of business, we and our affiliates may hold or actively trade the securities of Pure, Unocal and its affiliates for our own and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities. As you are aware, a member of the Special Committee was an employee of Credit Suisse First Boston Corporation from 1995 through April 1998.

It is understood that this letter is for the information of the Special Committee in connection with its consideration of the proposed Offer and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Pure Common Stock pursuant to the Offer or with respect to how such stockholder should vote or act on any matter relating to the Offer.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer is inadequate to the holders of Pure Common Stock.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                   [Letterhead of Petrie Parkman & Co., Inc.]


                               September 17, 2002

Special Committee of the Board of Directors
Pure Resources, Inc.
500 West Illinois
Midland, TX 79701

Members of the Special Committee:

     We understand that on September 5, 2002, Union Oil Company of California, a Delaware corporation ("Union Oil") and a wholly owned subsidiary of Unocal Corporation, a Delaware corporation ("Unocal"), commenced an offer to exchange
0.6527 (the "Exchange Ratio") of a share of common stock, par value $1.00 per share, of Unocal (together with the associated preferred stock purchase rights, the "Unocal Shares") for each outstanding share of common stock, par value $0.01 per share, of Pure Resources, Inc., a Delaware corporation (the "Company") (the "Shares"), upon the terms and subject to the conditions set forth in the Prospectus (the "Prospectus"), contained in the Registration Statement on Form S-4 (the "Form S-4") filed by Unocal with the Securities and Exchange Commission on September 4, 2002, and the related letter of transmittal (together with the Prospectus, the "Offer").

     You have requested our opinion as to whether the Exchange Ratio is adequate from a financial point of view to the holders of the Shares (other than Union Oil and its affiliates).

     In arriving at our opinion, we have, among other things:

     1. reviewed certain publicly available business and financial information relating to the Company, including (i) its Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001 and
          (ii) its Quarterly Report on Form 10-Q and related unaudited financial statements for the fiscal quarter ended June 30, 2002;

     2. reviewed certain information prepared and provided by the Company, including (i) operating statements and unaudited financial statements for the year-to-date period ended July 31, 2002 and (ii) a projected balance sheet as of August 31, 2002;

     3. reviewed certain publicly available business and financial information relating to Unocal, including (i) its Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001, (ii) its Quarterly Report on Form 10-Q and related unaudited financial statements for the fiscal quarter ended June 30, 2002 and (iii) Unocal's 1999-2002 Quarterly Fact Book;

     4. reviewed certain estimates of the Company's oil and gas reserves, including (i) estimates of proved reserves, the majority of which were prepared by the independent engineering firms of Netherland Sewell & Associates, Inc. or Ryder Scott Company as of December 31, 2001,
          (ii) estimates of proved reserves prepared by the Company's management as of September 1, 2002, and (iii) estimates of non-proved reserves prepared by the Company's management as of September 1, 2002;

     5. reviewed certain estimates of Unocal's proved oil and gas reserves prepared by Unocal as of December 31, 2001;

     6. analyzed certain historical and projected financial and operating data of the Company prepared by the management and staff of the Company;

     7. analyzed certain historical and projected financial and operating data of Unocal prepared by the management and staff of Unocal;

     8. discussed the current operations and prospects of the Company and Unocal with the management and staff of the Company and Unocal, respectively;

     9.   reviewed the trading history of the Shares and the Unocal Shares;

     10. compared recent stock market capitalization indicators for the Company and Unocal with recent stock market capitalization indicators for certain other publicly-traded independent energy companies;

     11. compared the financial terms of the Offer with the financial terms of other transactions that we deemed to be relevant;

     12. participated in certain discussions among representatives of the Special Committee, the Company and Unocal and their respective legal and other financial advisors;

     13. reviewed the Form S-4, including the Prospectus filed as part thereof, and the related letter of transmittal filed by Unocal with the Securities and Exchange Commission in connection with the Offer; and

     14. reviewed such other financial studies and analyses and performed such other investigations and taken into account such other matters as we have deemed necessary or appropriate.

     In connection with our opinion, we have assumed and relied upon, without assuming any responsibility for, or independently verifying, the accuracy and completeness of all information supplied or otherwise made available to us by the Company and Unocal. We have further relied upon the assurances of representatives of the management of the Company and Unocal that they are unaware of any facts that would make the information provided to us incomplete or misleading in any material respect. With respect to projected financial and operating data, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and Unocal relating to the future financial and operational performance of the Company and Unocal, respectively. With respect to the estimates of oil and gas reserves, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of the management and staff of the Company and Unocal (and their engineering consultants, as applicable) relating to the oil and gas properties of the Company and Unocal, respectively. We have not made an independent evaluation or appraisal of the assets or liabilities of the Company or Unocal, nor, except for the estimates of oil and gas reserves referred to above, have we been furnished with any such evaluations or appraisals. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or Unocal.

     Our opinion relates solely to the adequacy from a financial point of view of the Exchange Ratio to the holders of the Shares (other than Union Oil and its affiliates). This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company and does not constitute a recommendation to any holder of Shares as to whether such holder should tender Shares pursuant to the Offer. In addition, we have not been asked to consider and our opinion does not address the prices at which the Unocal Shares will trade following the consummation of the Offer. As you are aware, we are acting as financial advisor to the Special Committee of the Board of Directors and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory services to the Company and Unocal and have received customary fees for such services. Furthermore, in the ordinary course of business, we or our affiliates may trade in the debt or equity securities of the Company or Unocal for the accounts of our customers or for our own account and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion is rendered on the basis of conditions in the securities markets and the oil and gas markets as they exist and can be evaluated on the date hereof and the conditions and prospects, financial and otherwise, of the Company and Unocal as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is inadequate from a financial point of view to the holders of the Shares (other than Union Oil and its affiliates).



                                            Very truly yours,


                                            PETRIE PARKMAN & CO., INC.



                                            By: /s/ Jon Hughes
                                                --------------------------------


4